PRIMERO
AGUILAR

PRIMERO

Annual Report 2010

VISION
POTENTIAL
GROWTH

Why invest in Primero?

200+ YEARS	RICH HISTORY

With a 200+ year legacy of gold and silver mining, the San Dimas district has already produced over 11 million ounces of gold and 590 million ounces of silver. The long-life San Dimas mine is a proven asset and an ideal platform to launch Primero’s growth.

90%	ENORMOUS POTENTIAL

With a resource to reserve conversion rate of 90% over a 30 year period, San Dimas shows the promise of many years to come. Combining its exploration potential with its current 20+ year mine life, we believe the growth prospects of San Dimas are enormous.

4X	IMPRESSIVE GROWTH

Management has targeted a corporate growth profile of four times 2010 production, in just three years. Our team has an impressive track record of achieving its goals and leading some of the most recognizable growth stories in today’s precious metals sector.

10% NET DEBT: EQUITY	DISCIPLINED STRATEGY

With strong, reliable cash flows and prudent levels of debt, we will invest in organic growth at San Dimas while maintaining the financial strength and flexibility to take advantage of attractive market opportunities.

This Annual Report contains forward-looking statements. Please refer to the Cautionary Statement on Forward-Looking Information on page 67.

VISION    POTENTIAL    GROWTH

Primero is the result of a VISION – to capitalize on unrealized POTENTIAL.

In 2010, we successfully transformed a small exploration company into a precious metals producer with a rich history of production and a proven leadership team. Now, with an ideal GROWTH platform in place, we will explore new ways to responsibly create value for all our stakeholders.

Primero 2010 Annual Report

2010 HIGHLIGHTS

  Raised $292 million and acquired San Dimas

  Produced 100,300 gold equivalent ounces, meeting guidance

  Increased fourth quarter production by 14% over previous quarter

  Announced plan to double production to 200,000 gold equivalent ounces by 2013

  Outlined plans to expand the mill to 2,500 tonnes per day in 2012K

  Grew reserves and resources to record levels

Primero 2010 Annual Report

2011 OBJECTIVES

  Increase production by at least 15%

  Increase exploration and development at San Dimas

  Grow gold reserves to at least 1 million ounces

  Maintain industry-leading corporate responsibility standards

  Advance mill expansion construction plans to 2,500 tonnes per day

  Pursue US stock exchange listing

  Evaluate strategic growth alternatives

Primero 2010 Annual Report

VISION    POTENTIAL    GROWTH

2010 was an extraordinary year for both Primero and the precious metals markets. The gold price reached unprecedented levels and silver rose to 30 year highs, reflecting their attractiveness as a solid investment during uncertain economic times.

LETTER TO SHAREHOLDERS

It was against this backdrop that Primero was launched. We acquired the San Dimas gold-silver mine in August of 2010, seizing the opportunity to capitalize on the strong gold market while tapping in to the unrealized potential of this long life, quality growth asset.

The acquisition of San Dimas enabled Primero to create a strong financial position with a prudent level of debt and strong cash flow; and we are pleased to retain Goldcorp Inc. as a supportive shareholder. This helped us attract a well-recognized, proven management team and board of directors with extensive experience operating and growing precious metals businesses. Our senior management team was built in anticipation of our aggressive growth objectives.

SOLID PLATFORM

The San Dimas mine is located in one of the world’s most prolific gold and silver producing regions – Mexico’s Durango State in the Sierra Madre mountains, a district that has been mined for centuries. The San Dimas mine itself has been producing for well over 100 years and has a long history of reserve growth.

We believe San Dimas is the ideal asset from which to launch Primero’s growth – it is a long life and low cost producer with a large resource to reserve ratio, a 90% resource to reserve conversion rate and extensive exploration potential. The mine has a low risk profile, having an un-hedged gold position, producing significant cash flow and is located in a pro-mining jurisdiction. Its renowned community development programs and industry leading health and safety performance continue to build and enhance our relationships with our employees and local stakeholders.

Those relationships were further strengthened when we confirmed our long-term commitment to the region by announcing our plans to optimize and expand production. We have retained the entire San Dimas team at the site and have successfully completed the integration with a renewed focus on growth and profitability.

RESULTS ACHIEVED

Mine production in 2010 totalled 100,300 gold equivalent ounces which fell within our revised guidance range. The fourth quarter –Primero’s first full operating quarter – saw the best throughput of 2010, experiencing a 14% increase in production over the third quarter. The fact that the mill was able to reach its rated daily capacity on many days in November and December is an encouraging sign of the growth that is possible.

Primero 2010 Annual Report

PROMISING FUTURE

Looking forward, 2011 is expected to be a year of transition as we focus on a strategy of disciplined growth. We plan to aggressively pursue underground development and exploration across the San Dimas property and specifically at Sinaloa Graben. This work supports Primero’s organic growth objective of doubling San Dimas production to 200,000 gold equivalent ounces in 2013.

As part of the San Dimas acquisition, Primero amended a silver purchase agreement associated with silver produced at San Dimas. The amended agreement provides Primero with incentive to grow the San Dimas asset and participate in the spot silver market for 50% of annual production above 3.5 million ounces for the next four years and 50% of annual production above 6 million ounces thereafter. The agreement currently carries with it a disproportionate tax burden for Primero. In 2011 the Company is reviewing and implementing all tax planning alternatives in order to address this and reduce the Company’s effective tax rate.

Going forward, we will set realistic objectives and achieve them in order to maintain the market’s confidence in our company. In 2010, we began that undertaking and in 2011, we will continue to deliver on our promises.

We would like to thank our employees, management team and Board of Directors for their trust and commitment. We feel strongly that our most important asset is our people. In 2010 we started on a new road together with the objective to build Primero into a world-class intermediate precious metals producer by the end of 2013.

Joseph F. Conway	Wade Nesmith
President & Chief Executive Officer	Executive Chairman

Primero 2010 Annual Report

VISION    POTENTIAL    GROWTH

Primero has developed a disciplined GROWTH strategy to achieve our goal of becoming a leading mid-tier gold producer by 2013.

DISCIPLINED GROWTH STRATEGY

GROWTH

Our plans reflect the impressive growth potential at San Dimas and continued positive results from the high grade Sinaloa Graben.

In 2011 and 2012, we will continue to unlock value from San Dimas by optimizing the mining and milling operations, as well as by expanding the mill’s throughput capacity from 2,100 tonnes to 2,500 tonnes per day.

Underground development and exploration activities will continue to target Sinaloa Graben. By 2012, we expect Sinaloa Graben will have a significant impact on production and that within five years, it will contribute close to 50% of the ore at San Dimas.

Beyond organic growth at San Dimas, we expect our long-term production growth to be driven primarily through the acquisition of Latin American precious metals assets. We will take an opportunistic approach to pursuing such acquisitions.

While we plan to aggressively grow our company, Primero’s experienced management team remains committed to maintaining our position as a low risk, low cost producer.

LOW COST

Primero’s cash cost profile is expected to drop well below industry averages as a result of the relatively low-cost underground production at San Dimas. By maintaining our focus on increasing production from the mine, total cash costs are expected to trend below $450 per gold equivalent ounce over the next three years.

LOW RISK

Primero offers low risk growth through its exposure to un-hedged gold, a substantial resource base in politically stable, pro-mining Americas jurisdictions only, and a strong balance sheet to allow financial flexibility. Our commitment to corporate responsibility –industry leading health and safety initiatives, a ‘Clean Industry’ government certification and our renowned community development programs – also help ensure we are proactively engaging with our stakeholders as we plan for the future.

Primero 2010 Annual Report

100% Committed to Our Vision of Creating a World Class Mine

VISION    POTENTIAL    GROWTH

As a stable, consistent and long-life producer, San Dimas provides Primero with the solid platform we need to achieve our full POTENTIAL.

OPERATING EXCELLENCE

INCREASE DEVELOPMENT

In 2010, production totalled 100,300 gold equivalent ounces, with fourth quarter production, the first full quarter under Primero’s ownership, up 14% over the previous quarter. In 2011, we plan to increase production by approximately 15% to between 110,000 and 120,000 gold equivalent ounces based on higher throughput and grades. The bulk of our capital expenditures will target underground development and exploration drilling in order to ensure there are sufficient stopes ahead of mining.

MILL EXPANSION

We are very encouraged by the continued positive results from the high grade Sinaloa Graben. During 2012, once the mill is running consistently at its rated daily capacity of 2,100 tonnes, we plan to expand the daily rate to 2,500 tonnes in order to match the leaching capacity. We will also begin to assess the potential to expand the mill’s future capacity to beyond the 2,500 tonnes per day rate.

ENORMOUS POTENTIAL

The long and prolific history of mining around San Dimas supports our investment in the region. A world class, high-grade, narrow vein, silver-gold epithermal system, the district is estimated to have already produced 11 million ounces of gold and 590 million ounces of silver.

Today, the region continues to provide a reliable, steady stream of precious metals production as well as exciting future growth prospects. San Dimas is led by an experienced and proven operating team – one that is well-respected for its ability to meet and exceed objectives. Their expertise and leadership will be instrumental in achieving our growth targets.

Primero 2010 Annual Report

90%
Resource to Reserve Conversion
Rate Over 30 Years
EMPIEZA

VISION    POTENTIAL    GROWTH

Expanding the GROWTH potential of the San Dimas property remains core to our exploration activities.

EXPLORATION POTENTIAL

EXPLORATION INTENSIFIED

In 2011, we plan to intensify our exploration work across the property and to double our spending to $12 million in order to capitalize on the potential of the high-grade Sinaloa Graben. These activities support our goal of increasing annual production at San Dimas to approximately 200,000 gold equivalent ounces in 2013.

Our confidence in San Dimas is based on its long history of reserve growth and on its 90% conversion rate of resources to reserves over a 30-year period.

RESERVES & RESOURCES	(as at December 31, 2010)
Proven & Probable Reserves
Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
5.9	4.7	332	0.9	62.9

Inferred Resources (exclusive of reserves)
Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
16.9	3.7	330	2.0	178.8

HIGH-GRADE SINALOA GRABEN

During 2010, our exploration team successfully extended the known mineralization within the Central Block and outlined new reserves and resources in the high-grade Sinaloa Graben.K At year end, we achieved record gold and silver levels – proven and probable gold and silver reserves each rose 3%; inferred resources increased 23% for gold and 16% for silver.

In 2011, we plan to increase our reserves and resources at a higher rate than in 2010. Our goal is to increase gold reserves to at least one million ounces, with a larger contribution from Sinaloa Graben than in 2010.

With over 100 known veins in the district and a 225 square kilometre land package, there is more land to explore and assess beyond the immediate mine area. The Ventanas exploration property – composed of 28 mining concessions approximately 40 kilometres southeast of the mine – remains relatively unexplored and may provide further potential.

See page 70 for a Cautionary Note for United States Investors.

Primero 2010 Annual Report

TE QUEREMOS MORENO
CASA
Mariela
RECUERDA QUE TE ESPERAMOS EN CASA
CUIDATE MUCHO
ZAYDA
Karla
Te quiero
ATTE. ANGELIN
CHRISTOPHER

100% Committed to Our Communities

VISION    POTENTIAL    GROWTH

We are committed to the VISION of embedding corporate responsibility into our daily activities and to holding ourselves to the highest standards of transparency, integrity and accountability.

CORPORATE RESPONSIBILITY

Our goal is to continuously improve workplace health and safety, as well as our environmental performance, and to share the benefits of mining with our local communities.

OUR PEOPLE, OUR FUTURE

Primero was fortunate to inherit an experienced and dedicated workforce. They are the foundation of our future success.

We are proud of our 100% national workforce at San Dimas, proof of our commitment to hiring locally. Our workforce is young – with 40% of our employees under the age of 30 – representing both the present and the future of our organization. We are striving to empower and increase the number of women in all areas of our mining operations, through our “Miner Women” project at San Dimas.

Primero 2010 Annual Report

VISION    POTENTIAL    GROWTH

SAFETY OUR TOP PRIORITY

Safety is more than a policy at Primero; it is core to our culture. San Dimas achieved another outstanding safety performance in 2010, reducing the all-accident injury index for the fifth consecutive year.

In 2010, San Dimas achieved a lost-time injury rate significantly lower than international industry averages.

Over 50,000 hours of onsite health and safety training were delivered in 2010, focusing on reducing work and process risks, improving workplace conditions, preventing work-related injuries and emergency response.

REDUCING THE IMPACT OF OUR OPERATIONS

Primero strives to be a responsible steward of the environment and to continually reduce our overall environmental footprint. To achieve this, we remain focused on minimizing the environmental impact of our operations and to progressively rehabilitating areas impacted by our mining activities.

San Dimas was one of the first mines in Mexico to be certified as ‘Clean Industry’ by Mexico’s Procuraduria Federal de Proteccion al Ambiente (Mexican EPA). We have been recognized for reducing our environmental footprint by using clean hydroelectric power that we produce and share with the local community. In 2010, we began an expansion of our state-of-the-art dry tailings plant in order to ensure we maintain responsible waste management as we expand the mine.

INVESTING IN OUR LOCAL COMMUNITIES

We actively engage with our local communities in order to understand and contribute to their economic, social and development priorities. The Company supports various educational institutions within the Tayoltita community, such as the Duranguense Institute in Adult Education. The institute provides community members with the opportunity to acquire basic literacy and arithmetic skills.

Together, we have developed a wide range of innovative community initiatives that encourage overall social sustainability in the region and are geared toward generating new jobs, incomes, technical skills and local capacity. San Dimas has assisted in building classrooms and sports facilities, maintaining roads and promoting a variety of small and self-sustaining businesses, such as garden greenhouses, bakeries and farms within the community.

We encourage you to visit www.primeromining.com for a comprehensive review of our corporate responsibility program.

Primero 2010 Annual Report

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2010. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2010, which is expected to be filed by March 31, 2011, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A presents financial data on Primero as well as operating and financial data on the San Dimas Mine. The financial data on Primero reflects operations of the San Dimas Mine from August 6, 2010, the date of acquisition. Some of the operating and financial data on the San Dimas Mine relates to the period before Primero’s ownership, which is being provided to assist readers to understand possible trends in key performance indicators of the mine. Readers are cautioned that some data presented in this MD&A may not be directly comparable.

Note 2010 basic per share calculations in this MD&A for the year ended and the fourth quarter ended December 31, 2010 are based on 37.0 million and 87.7 million weighted average outstanding common shares, respectively. Unless otherwise stated in this MD&A, per share information has been calculated using the basic weighted average number of shares outstanding, which is the same as diluted weighted average number of shares outstanding for all periods except the three months ended December 31, 2010.

This MD&A has been prepared as of February 23, 2011.

2010 HIGHLIGHTS

  Closed the acquisition of the San Dimas gold-silver mining operations (the “San Dimas Mine”) in August 2010, transforming Primero from an exploration company to a precious metals producer;

  Completed a $292 million equity financing primarily to fund the cash portion of the San Dimas purchase;

  Produced 24,771 gold equivalent ounces during the fourth quarter and 37,378 gold equivalent ounces in the period from August 6 to December 31, 20101;

  For the year, San Dimas produced 100,266 gold equivalent ounces, compared to 133,851 gold equivalent ounces in 2009;

  Incurred total cash costs of $645 per gold equivalent ounce for the fourth quarter, compared to $411 per ounce in 2009, and $584 per gold equivalent ounce for the year, compared to $407 per gold equivalent ounce in 2009. On a by-product basis, cash costs were $524 per gold ounce for the fourth quarter and $471 per gold ounce for the year, compared to $307 per gold ounce and $301 per gold ounce, respectively, in 20092;

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

  Earned net income of $1.8 million for the fourth quarter ($0.02 per share) and incurred net loss of $34.5 million ($0.93 per share) for the year, compared to net losses of $0.3 million ($0.11 per share) and $0.8 million ($0.36 per share), respectively, in 2009;

  Earned adjusted net income3 of $3.1 million ($0.03 per share) for the fourth quarter and incurred adjusted net loss of $7.4 million ($0.20 per share) for the year, compared to adjusted net losses of $0.3 million ($0.11per share) and $0.8 million ($0.36 per share), respectively, in 2009;

  Increased reserves and resources to record levels at December 31, 2010;

  Discovered new high grade veins in Sinaloa Graben, reinforcing this area as source of potential significant future production growth;

  Forecast production of 110,000-120,000 gold equivalent ounces in 20114, 15% more than 2010;

  Announced an expansion and optimization plan to produce approximately 200,000 gold equivalent ounces per year from San Dimas in 2013: and

  Plan to spend $31 million on capital expenditures in 2011 to expand underground development and exploration drilling and drifting.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the fourth quarter of 2010 was 336:1 based on the realized prices of $1,359 per ounce of gold and $4.04 per ounce of silver, as per the silver purchase agreement. The ratio for the period August 6, 2010 to December 31, 2010 was 329:1.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Selected quarterly financial data: Non-GAAP measure – Cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3)Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Selected quarterly financial data: Non-GAAP measures – Adjusted net loss” for a reconciliation of adjusted net earnings to reported net earnings.

(4) Material assumptions used in 2011 forecast include an average gold price of $1,400 per ounce; an average silver price of $6.63 per ounce (reflecting ounces sold to silver Wheaton Caymans at $4.04 per ounce and ounces sold at an assumed spot price of $24 per ounce), and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine, which it acquired on August 6, 2010. The Company also has one exploration property, Ventanas, located in Durango State, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol P. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol P.WT.

The Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The San Dimas Mine is an established property with a long operating history and a record of reserve replacement, resource conversion and exploration success. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas Mine and completing further acquisitions of precious metals properties primarily in Latin America.

The Company believes that the San Dimas Mine provides a solid production base with immediate opportunities to optimize mine capacity, increase mill throughput and expand production. In January 2011, the Company outlined plans to double annual production to approximately 200,000 ounces (gold equivalent) in 2013. The Company believes that it can continue to expand reserves by focussing new drilling programs on areas of good exploration potential – principally the Sinaloa Graben block and the Arana Hanging Wall.

RECENT CORPORATE DEVELOPMENTS

Acquisition of San Dimas Mine

On August 6, 2010, the Company acquired the San Dimas Mine, which is located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. and Silver Wheaton Caymans Ltd., as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico.

The fair value of the consideration transferred to acquire the San Dimas Mine was $489.1 million, which comprised $219.9 million in cash, $159.2 million in common shares, $60 million in a 3% convertible note and $50 million in a 6% promissory note.

Public Offering

On July 20, 2010, the Company issued 50,000,000 subscription receipts at a price of Cdn$6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $292 million. Each Subscription Receipt converted into one common share and 0.4 of a common share purchase warrant on August 6, 2010 concurrent with the Company’s acquisition of the San Dimas mines. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Share Consolidation

At the Company’s annual general meeting on June 28, 2010, shareholders approved a share consolidation of between five and 20 pre-consolidation common shares for one post-consolidation common share effective immediately before the completion of the San Dimas acquisition. The Board of Directors subsequently determined that the consolidation ratio would be 20 to one. The shares of the Company began trading on a consolidated basis on August 6, 2010. All references to common shares, stock options, phantom share units and common share purchase warrants and per share amounts for all periods have been adjusted retrospectively to reflect the common share consolidation.

Concurrent with the share consolidation, the Company changed its name from Mala Noche Resources Corp. to Primero Mining Corp.

TSX Listing

On August 19, 2010 the Company’s common shares and common share purchase warrants commenced trading on the TSX. Before that date, the shares and warrants traded on the TSX Venture Exchange.

Changes to the Board and Management

During 2010, Primero strengthened its corporate team with the addition of several respected and experienced mining executives, including Joseph Conway as CEO and President. Mr.Conway was formerly President and CEO of IAMGOLD Corporation, and grew that corporation from a $50 million joint venture company to a $6 billion leading intermediate gold producer. New board members include Timo Jauristo and Rohan Hazelton, senior officers of Goldcorp Inc., Robert Quartermain, former CEO of Silver Standard Resources Inc., Grant Edey, former CFO of IAMGOLD Corporation, and Michael Riley, retired senior audit partner from Ernst & Young LLP.

The Company believes that its board and management have the right set of skills and experience to achieve the next phase of Primero’s development into an intermediate gold producer.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

SUMMARIZED ANNUAL DATA

On August 6, 2010, the Company acquired the San Dimas Mine. Prior to this date, the Company did not have any operating properties. Hence there are no operating data, revenue and earnings from mine operations in 2009 and 2008. The operating data, revenue and earnings from mine operations in 2010 are for the period from August 6, 2010 to December 31, 2010.

	Year ended December 31,
	2010	2009	2008
Operating Data
Tonnes of ore milled	257,230	-	-
Produced
Gold equivalent (ounces)	37,378¹	-	-
Gold (ounces)	31,943	-	-
Silver (million ounces)	1.79
Sold:		-	-
Gold equivalent (ounces)	45,394	-	-
Gold (ounces)	39,174
Silver (million ounces):	2.04	-	-
Average realized prices:		-	-
Gold ($/ounce):	1,328
Silver ($/ounce):	4.04²	-	-
Total cash costs (per gold ounce):		-	-
Gold equivalent basis	$642
By-product basis	$525	-	-

Financial Data

(in thousands of US dollars except per share amounts)
Revenues	60,278	-	-
Earnings from mine operations	14,145	-	-
Net loss	(34,487)	(783)	(644)
Basic and diluted loss per share	(0.93)	(0.36)	(0.90)
Operating cash flows before working capital changes	11,697	(660)	(153)
Assets
Mining interests	485,777	1,590	1,281
Total assets	658,150	2,800	1,584
Liabilities
Long-term liabilities	114,928	-	-
Total liabilities	227,286	170	224
Shareholders' equity	430,864	2,630	1,359
Weighted average shares outstanding (basic) (000's)	37,031	2,158	713

1 “Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for 2010 was 329:1 based on the realized prices of $1,328 per ounce of gold and $4.04 per ounce of silver

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

2 Due to a silver purchase agreement originally entered into in 2004, all silver produced in 2010 was sold to Silver Wheaton Caymans at a fixed price of $4.04 per ounce.

The Company generated $14.1 million of earnings from mine operations in 2010 from selling 39,174 ounces of gold and 2.04 million ounces of silver and incurring total cash costs of $642 per gold equivalent ounce. The net loss for the year was $34.5 million ($0.93 per share) and included $27.1 million of non-recurring expenses related to the acquisition of the San Dimas Mine, comprising $10.3 million of transaction costs, a $12.5 million legal settlement and a $4.3 million fair value adjustment to inventory that was sold.

Operating and financial data for 2009 and 2008 are not comparable to 2010 since the Company had no mining operations prior to the acquisition of the San Dimas Mine in August 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

SUMMARIZED QUARTERLY DATA

		Three months ended
	December	September	June 30,	March
	31, 2010	30, 2010¹	2010	31, 2010
Operating Data
Tonnes of ore milled	168,875	88,355	-	-
Produced
Gold equivalent (ounces):	24,771	12,607	-	-
Gold (ounces):	21,171	10,772	-	-
Silver (million ounces):	1.21	0.57
Sold			-	-
Gold equivalent (ounces):	30,480	14,914	-	-
Gold (ounces):	27,329	11,845
Silver (million ounces):	1.06	0.98	-	-
Average realized prices:
Gold ($/ounce):	1,359	1,257	-	-
Silver ($/ounce):	4.04	4.04	-	-
Total cash costs (per gold ounce):
Gold equivalent basis	645	633	-	-
By-product basis	524	526	-	-

Financial Data
(in thousands of US dollars except per share amounts)
Revenue	41,425	18,853	-	-
Earnings from mine operations	13,250	895	-	-
Net income (loss)	1,827	(33,261)	(2,886)	(168)
Basic income (loss) per share	0.02	(0.64)	(0.96)	(0.06)
Operating cash flows before working capital changes	14,044	(27)	(2,162)	(159)

1 Operating data is for the period from August 6 to September 30, 2010

The acquisition of the San Dimas Mine was completed on August 6, 2010, resulting in 55 days of operations in the third quarter. Higher revenue increased earnings from mine operations to $13.3 million in the fourth quarter from $0.9 million in the third quarter. Net income in the fourth quarter was $1.8 million ($0.02 per share).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The net loss of $33.3 million in the third quarter included $24.1 million of non-recurring expenses related to the acquisition of the San Dimas Mine, comprising $7.7 million of transaction costs, a $12.5 million legal settlement, and a $4.0 million fair value adjustment to inventory that was sold in the quarter. The fourth quarter net income included $1.2 million of such costs.

OUTLOOK

Primero expects the improvement in production which it achieved in the fourth quarter of 2010 to continue in 2011. The Company expects to produce between 110,000 and 120,000 gold equivalent ounces, an increase of about 15% over 2010, based on higher throughput and grades and the impact of the revised silver purchase agreement entered into on the acquisition of the San Dimas Mine. The Company’s forecast for 2011 is summarized in the table below:

Throughput (tonnes)	600,000-650,000
Average mill head grade (grams/tonne)
– Gold	4.8
– Silver	250
Production (ounces)
– Gold equivalent	110,000-120,000
– Gold	90,000-100,000
– Silver	4,500,000-5,000,000
Total cash costs (per gold ounce)
– Gold equivalent basis	$550-$570
– By-product basis	$350-$370

2011 is expected to be a transition year as underground development is advanced to sustain the mill throughput at 1,900 tonnes per day. Gold grade is expected to increase over 2010 levels to average around 4.8 grams per tonne as the Company plans to mine in stopes with higher grade ore, based on recent drilling results. Cash flow will increase and cash costs will decrease as a result of selling a portion of the silver production at spot prices rather that the fixed price required under earlier forms of the silver purchase agreement with Silver Wheaton Caymans. Since August 6, 2010 the Company has been entitled to sell 50% of the silver produced at spot prices, after the first 3.5 million ounces of silver are delivered to Silver Wheaton Caymans. By December 31, 2010, the Company had delivered 2.04 million ounces and management expects at current run rates it will begin selling silver at spot prices during the second quarter of 2011.

Material assumptions used to forecast total cash costs for 2011 include an average gold price of $1,400 per ounce; an average silver price of $6.63 per ounce (reflecting ounces sold to Silver Wheaton Caymans at $4.04 per ounce and ounces sold at an assumed spot price of $24 per ounce), and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar.

The Company expects to spend approximately $31 million on capital expenditures in 2011, a similar amount as 2010; however, the focus in 2011 is on growth, with underground development and exploration drilling at the San Dimas Mine accounting for 75% of total anticipated capital expenditures. Development drifting is expected to increase by 50% to $11.4 million, representing 8,900 metres, up from 6,100 metres in 2010. Exploration spending is planned to double to $12 million in 2011, representing 53,000 metres of diamond drilling and 3,800 metres of exploration drifting, up from 42,000 metres of drilling and 315 metres of drifting in 2010. The Company expects to operate 12 drill rigs throughout 2011, compared with nine in 2010. The Company expects that these capital expenditures will position it for additional growth in production in 2012 and beyond. Development drilling in 2011 will be focused on the main mining (Central Block) and exploration (Sinaloa Graben) areas at the San Dimas Mine. In 2011, the majority of the ore is anticipated to come from the Central Block with a small amount from the higher-grade Sinaloa Graben. The full impact of the Sinaloa Graben is expected to begin to be seen in 2012 and 2013 and by 2015 this area is expected to contribute 50% of the ore milled.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

By 2012 the Company’s goal is to ensure that throughput is consistently above the mill’s current capacity of 2,100 tonnes per day, warranting the estimated $4.5 million investment to expand the mill to 2,500 tonnes per day. By 2013 the mill expansion is expected to be completed and throughput could average 2,500 tonnes per day at higher grades due to the contribution of the higher-grade Sinaloa Graben ore. Production in 2013 is expected to approach 200,000 gold equivalent ounces (about 130,000 to 140,000 ounces of gold and 8.0 to 8.1 million ounces of silver) representing almost double the gold equivalent production from 2010 levels. Total cash costs are expected to trend below $450 per gold equivalent ounce over this three-year period.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVIEW OF OPERATIONS

San Dimas Mine

The following table discloses operating data for the San Dimas Mine for the period of Primero’s ownership from August 6 2010 to December 31, 2010 as well as for the three months ended December 31, 2010 and the preceding four quarters. Before August 6, 2010, the San Dimas Mine was owned by DMSL and operating data for all periods up to this date were derived from internal mine records.

$
		Year ended December 31		Three months ended
	August 6 -
	December			December	September	June 30,	March 31,	December
Operating Data (1)	31, 2010	2010	2009	31, 2010	30, 2010	2010	2010	31, 2009
Tonnes of ore milled	257,230	612,253	673,300	168,875	145,893	152,225	145,260	166,400

Average mill head grade (grams/tonne)
– Gold	3.98	4.46	5.36	4.01	4.03	4.45	5.47	5.89
– Silver	230	244	249	236	227	244	273	251
Average recovery rate (%)
– Gold	97%	97%	97%	97%	97%	97%	98%	98%
– Silver	94%	94%	95%	94%	94%	94%	94%	95%
Produced
– Gold equivalent (ounces)	37,378	100,266	133,851	24,771	21,790	24,764	29,334	35,465
– Gold (ounces)	31,943	85,429	113,000	21,171	18,419	20,918	24,921	30,800
– Silver (million ounces)	1.79	4.53	5.09	1.21	1.01	1.11	1.21	1.27
Sold
– Gold equivalent (ounces)	45,394	99,685	133,893	30,480	16,070	24,222	29,344	35,124
– Gold (ounces)	39,174	85,378	113,000	27,329	12,650	20,483	24,916	30,500
– Silver (million ounces)	2.04	4.37	5.10	1.06	1.02	1.08	1.21	1.26

Average realized price (per ounce)
– Gold	$1,328	$1,234	$982	$1,359	$1,205	$1,167	$1,104	$1,104
– Silver (2)	$4.04	$4.04	$4.02	$4.04	$4.04	$4.04	$4.04	$4.04

Total cash costs (per gold ounce) (2) (3)
– Gold equivalent basis	$64$2	$584	$407	$645	$653	$590	$467	$411
– By-product basis	525	471	301	$524	$552	$484	$354	$307

(1)	The San Dimas Mine was acquired by Primero on August 6, 2010. The comparative operating data was derived from internal records maintained by DMSL.

(2)

Due to a silver purchase agreement originally entered into in 2004, for the periods shown, all silver produced was sold to Silver Wheaton Caymans at a fixed price. In the future, as a result of restructuring the silver purchase agreement, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met (see “Annual Results of Operations -Silver purchase agreement” below)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

(3)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” below for reconciliation to operating expenses. By-product cash costs per gold ounce reported for the San Dimas Mine by Goldcorp Inc. for the year ended December 31, 2009, and the three months ended December 31, 2009, March 31, 2010 and June 30, 2009 were $287, $272, $374 and $457, respectively. The by- product cash costs presented in this table prior to August 6, 2010 are based on internal financial records of the San Dimas operations and are calculated on a production basis and do not contain certain inter-company transactions that were reversed for Goldcorp’s consolidated reporting. They are therefore not directly comparable to the by- product cash costs as reported by Goldcorp Inc.

The San Dimas Mine consists of the San Antonio (Central Block), Tayoltita and Santa Rita underground mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The San Dimas district has a long mining history with production first reported in 1757. The typical mining operations employ mechanized cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.

All milling operations are carried out at a central milling facility at Tayoltita that processes the production from the three active mining areas. The ore processing is by conventional cyanidation followed by zinc precipitation of the gold and silver followed by refining to dore. The mill currently has an installed capacity of 2,100 tonnes per day.

As at December 31, 2010, total proven and probable mineral reserves1 were estimated at 886,090 ounces of gold and 62.9 million ounces of silver, based on 5.881 million tonnes at an average grade of 4.69 grams of gold per tonne and 332 grams of silver per tonne. This represents a 3% increase in both gold and silver reserves, net of production during 2010, compared with reserves at December 31, 2009. Exploration results in the Sinaloa Graben continue to confirm mineralization of a higher grade and in wider veins than average existing reserves. The Company anticipates that within five years the Sinaloa Graben will contribute about 50% of production at San Dimas. The Central Block, which has provided the majority of production for the last few years, continues to be the most prolific area of the mine, accounting for approximately 70% and 60%, respectively, of gold and silver reserves at December 31, 2010.

The total inferred mineral resources estimated as at December 31, 2010, which are in addition to the mineral reserves stated above, were approximately 2.0 million ounces of gold and 179 million ounces of silver, based on 16.853 million tonnes at an average grade of 3.67 grams of gold per tonne and 330 grams of silver per tonne. Gold and silver resources increased by 23% and 16%, respectively, from levels at the end of 2009. In addition to the discovery of new resources, San Dimas has a long history of resource to reserve conversion, with a 90% conversion rate over the last 30 years.

_________________________________________
1The technical information in respect of the San Dimas Mine has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The technical information has been included in this MD&A with the consent and prior review of Mr. Velasquez Spring, P. Eng., Senior Geologist, Watts, Griffis and McOuat, who is an independent qualified person. The reserve and resource estimates described in this MD&A were made by Primero and audited by Mr. Velasquez Spring. Information regarding the assumptions upon which such estimates are based is set out in the Company’s January 27, 2011 news release.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Differences between periods in ounces produced are generally due to the extent of exploration and development work carried out in the current and prior periods and the grade of ore being milled. The San Dimas Mine has more than a hundred ore veins that vary in width from less than a centimetre to over 15 metres (but average 1.5 metres) and range in strike length from a few metres to over 2,000 metres. This geology makes the discovery of mineralization challenging and points to the importance of having a robust ongoing exploration and development program.

Gold and silver production throughout 2010 has trended below levels achieved in 2009. For the year as a whole, gold and silver production were approximately 24%, or 27,600 ounces, and 11% or 560,000 ounces, less, respectively, in 2010 than in 2009. This was mainly due to 9% lower mill throughput, 17% lower gold grades and 2% lower silver grades. Most of the production in 2010 came from the deep Central Block area and grades in the Santa Lucia, Soledad, Marina and Robertita veins were below expectations.

For the period of Primero’s ownership, from August 6, 2010 to December 31, 2010, the Company produced 37,378 gold equivalent ounces, comprising 31,943 ounces of gold and 1,786,657 ounces of silver. Mill throughput improved steadily during the period, increasing from an average of 1,606 tonnes per day in the period from August 6 to September 30 to averages of 1,710, 1,850 and 1,950 tonnes per day, respectively, for October, November and December. Grades also improved in the last three months of the year compared with the period to September 30.

Sales of gold and silver totalled 39,174 ounces and 2,044,655 ounces, respectively, 23% and 14%, respectively, more than production. Part of the reason for higher sales relative to production was that DMSL had delivered inventory which it produced to the refinery and the Company sold that inventory (see “Liquidity and Capital Resources - Working capital adjustment” below).

Gold and silver production in the fourth quarter of 2010 was 31% and 5%, respectively, lower than the fourth quarter of 2009. While mill throughput was 2% higher in 2010, grades were lower (32% for gold and 6% for silver). The gold grade in the fourth quarter of 2009 was unusually high as development reached the high-grade Roberta, Robertita and Marina veins in the Central Block.

The lower throughput and grades in 2010 impacted cash costs. For the year ended December 31, 2010, cash costs per ounce of gold on a by-product basis were $471, compared with $301 in 2009. Lower gold and silver production accounted for $123 per ounce, or 72%, of the increase. Higher operating costs accounted for $47 per ounce, or 28%, of the cost increase over the same period in 2009. Approximately 50% of the operating costs at San Dimas are fixed.

Transition Matters

As at August 6, 2010, certain matters relating to the transition of the San Dimas Mine from DMSL to Primero were outstanding, including the Company obtaining its own explosives permit; agreement on the amount of a potential working capital adjustment as at August 6, 2010; various issues related to employees and employee benefits; permits related to the operation of aircraft; the transfer of certain information technology licences, and the registration of surface land rights.

Since August 6, 2010, the majority of transition matters have been resolved. As at the date of this MD&A, the only significant outstanding matters are the permit to operate the aircraft and the registration of surface land rights. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through DMSL’s carrier. The Company is working to acquire its own carrier licence, however, the process is time consuming. All real property has now been conveyed to the Company. The Company is currently working with DMSL and a Mexican notary public to obtain the Escritura Publica (a public deed) for each lot. Only after the Escritura Publica is obtained and recorded in both the Property Tax Office and the Public Property Registry Office can each lot be encumbered.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company is working cooperatively with DMSL and others to resolve the outstanding transition matters as expeditiously as possible.

Ventanas Property

The Company held an option to acquire up to a 70% interest in the Ventanas exploration property pursuant to an agreement originally entered into on May 8, 2007. Concurrent with the acquisition of the San Dimas Mine, the Company acquired all rights to the Ventanas property. The Ventanas property lies in the Ventanas mining district approximately 32 kilometres from the San Dimas Mine. The property is composed of 28 near-contiguous mining concessions covering approximately 35 square kilometres. The Company last drilled the property in 2008 and since then the property has been on care and maintenance.

ANNUAL RESULTS OF OPERATIONS

For the period from August 6, 2010 to December 31, 2010, earnings from mine operations were $14.1 million. These earnings were offset by various non-recurring expenses, including $10.3 million of transaction costs related to the acquisition of the San Dimas Mine, $12.5 million for a legal settlement and a $4.3 million fair value adjustment to acquisition date inventory that was subsequently sold. In addition, the net loss in 2010 was impacted by a $7.4 million increase in stock-based compensation related to corporate employees, $3.3 million of interest expense and accretion related to new debt issued in the third quarter of 2010 and $11.0 million in taxes related to the mine operations acquired.

The Company incurred a net loss of $34.5 million ($0.93 per share) during the year ended December 31, 2010, compared with a loss of $0.8 million ($0.36 per share) in 2009.

Adjusted net loss2 for 2010 was $7.4 million ($0.20 per share) compared with adjusted net loss of $0.8 million ($0.36 per share) in 2009. The adjusted net loss primarily excludes one-time costs related to the acquisition of the San Dimas Mine, a legal settlement and fair value adjustments made to acquisition date inventory. Non-cash stock-based compensation expense of $9.3 million, or $0.25 per share, has not been excluded in calculating adjusted net earnings in 2010.

Revenue

Revenue was $60.3 million for 2010 compared to nil in 2009. The revenue was generated between August 6, 2010 and December 31, 2010, the period when the Company owned the San Dimas Mine. The Company sold 39,174 ounces of gold at an average price of $1,328 per ounce and 2,044,655 ounces of silver at an average price of $4.04 per ounce. The gold is sold into the market at the prevailing spot price. On the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Annual Results of Operations - Silver purchase agreement” below). The average spot price for silver during the period from August 6, 2010 to December 31, 2010 was $23.84 per ounce.

_________________________________________
2 Adjusted net loss is a non-GAAP measure that does not have any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Selected quarterly financial data: Non-GAAP measures – Adjusted net loss” for a reconciliation of adjusted net loss to reported net loss.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices.

These two silver purchase agreements were amended when the Company acquired the San Dimas Mine. Currently, for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas Mine.

Operating expenses

The operating expenses were $36.3 million in the year ended December 31, 2010 compared to nil in 2009 due to the acquisition of the San Dimas Mine on August 6, 2010. Operating costs include $4.3 million for the impact of the fair value adjustment to inventory as of the acquisition date of the San Dimas Mine that was subsequently sold and $ 1.8 million for stock-based compensation awarded to personnel at the mine. Cash production costs per gold ounce3 (which exclude these non-cash items) were $525 and $642, respectively, on a by-product and gold equivalent basis.

Depreciation and depletion expense

The depreciation and depletion expense was $9.9 million in 2010 compared to nil in 2009 due to the acquisition of the San Dimas Mine on August 6, 2010. The Company depletes its mineral assets on a unit-of-production basis over the estimated life of gold reserves and a portion of gold resources expected to be converted to reserves. For 2010, the portion of resources used in the depletion calculation was 50%. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves. The Company expects depreciation and depletion expense associated with the San Dimas Mine to be approximately $30 million per annum.

_________________________________________
3 Cash costs per gold ounce is a non-GAAP measure that does not have any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to ”Selected quarterly financial data: Non-GAAP measure – Cash costs per gold ounce” for a reconciliation of cash costs per gold ounce on both a byproduct and gold equivalent basis to reported operating expenses.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

General and administration expenses

General and administration expenses were $34.5 million in 2010, compared to $0.7 million in 2009, broken down as follows:

	Year ended December 31,
In thousands of US dollars	2010	2009
	$	$

Transaction costs	10,310	-
Legal settlement	12,483	-
Stock-based compensation	7,486	71
Other general and administration expenses	4,250	651
	34,529	722

Included in general and administration expenses in 2010 were $10.3 million of advisory, legal, accounting, valuation and other professional or consulting fees incurred with respect to the acquisition of the San Dimas Mine in August 2010.

The Company also incurred an expense of $12.5 million in the third quarter of 2010 related to the settlement of a legal claim. While the Company denied liability for the claim, it elected to settle the alleged claim without admitting liability, forCdn$13.0 million.. On August 11, 2010, the Company paid the settlement amount in cash (Cdn $1.0 million) and by the issue of 2,000,000 common shares and 800,000 common share purchase warrants.

Stock-based compensation for corporate personnel was $7.4 million in 2010 compared to $0.1 million in 2009. Most of the increase was due to two sets of stock options which were granted on August 6, 2010, concurrent with the closing of the acquisition of the San Dimas Mine. The Company granted options to acquire 4,659,490 common shares to its directors and officers in recognition of their efforts in successfully completing the acquisition of the San Dimas Mine and as incentive for future efforts to be put forth in connection with the business of the Company following completion of the acquisition of the San Dimas Mine. These options vest over two years, with one-third vesting on the date of grant and one-third vesting on each of the next two anniversaries of the grant date.

Other general and administration expenses were $4.3 million in 2010, compared to $0.7 million in 2009. In 2009, the Company was focussed on searching for acquisition opportunities, with a small management team, who were compensated on consulting contracts that called for monthly payments aggregating $15,000. On April 1, 2010, these consulting contracts were replaced by employment agreements, which anticipated the acquisition of the San Dimas Mine and provided for market rate compensation in line with junior mining companies. In addition, the Company hired several new employees, rented office space in Toronto and Mexico City and incurred additional office occupancy and public company costs.

Interest expense

Interest expense was $3.3 million in 2010, compared to nil in 2009. The 2010 expense related primarily to interest accrued on the promissory note, VAT loan and convertible debt issued in the third quarter of 2010 (see “Liquidity and Capital Resources” below). The Company had no debt in 2009.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Income and mining taxes

Income and mining taxes were $11.0 million in 2010, based on a loss before income tax of $23.5 million. The income taxes recorded in 2010 relate to the operations of the San Dimas Mine that was acquired on August 6, 2010, which are profitable for Mexican tax purposes.

The Company computes income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices (see “Annual Results of Operations - Silver purchase agreement” above). Silver Trading currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company records income taxes based on sales at market prices. The incremental impact of tax calculated on silver sales at market prices was approximately $12 million.

The Company is exploring potential alternatives to reduce the incremental tax impact in respect of future fiscal years.

Functional currency

Effective August, 6, 2010, the Company determined that its functional currency had changed from the Canadian dollar to the United States dollar as a result of the acquisition of the San Dimas Mine, which changed the nature of the business as all sales and a significant portion of the expenses and activities now occur in United States dollars.

Concurrent with the change in functional currency, the Company adopted the U.S. dollar as its reporting currency. In accordance with Canadian GAAP, the comparative financial statements for all prior periods presented have been translated into U.S. dollars using the current rate method. Under this method, the statements of operations and cash flows have been translated into the reporting currency using the average exchange rates prevailing during each period, and all assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Shareholders’ equity transactions have been translated using the rates of exchange in effect on the dates of the various transactions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

FOURTH QUARTER RESULTS OF OPERATIONS

In thousands of US dollars except per share amounts	Three months ended December 31
	2010	2009
	$	$
Revenue	41,425	-
Operating expenses	20,314	-
Depreciation and depletion	7,861	-
Total cost of goods sold	28,175	-
Earnings from mine operations	13,250	-
General and administration	(3,488)	(331)
Interest expense	(1,470)	-
Other income (expense)	631	(2)
Income (loss) before income taxes	8,923	(333)
Income taxes	(7,096)	-
Currency translation gain	-	62
Net income (loss) for the period	1,827	(333)
Income (loss) per share	0.02	(0.11)
Weighted average number of common shares outstanding - basic	87,702,892	2,930,390

Prior to the acquisition of the San Dimas Mine in August 2010, the Company did not have any producing mines and therefore did not realize any revenue or earnings from mine operations.

The Company earned net income of $1.8 million ($0.02 per share) in the fourth quarter of 2010, compared with a net loss of $0.3 million ($0.11 per share) in the fourth quarter of 2009.

Adjusted net income for the fourth quarter was $3.1 million, or $0.03 per share, compared to an adjusted net loss of $0.3 million, or $0.11 per share in the fourth quarter of 2009. Adjusted net income for the fourth quarter of 2010 primarily excludes the effect of a non-cash fair value adjustment to inventory upon acquisition, and transaction costs related to the acquisition of the San Dimas Mine. Non-cash stock-based compensation expense of $1.4 million, or $0.02 per share, has not been excluded in calculating adjusted net earnings.

In the fourth quarter of 2010, the Company generated revenue and earnings from mine operations of $41.4 million and $13.3 million, respectively, by selling 27,329 ounces of gold at an average price $1,359 per ounce and 1,062,504 ounces of silver at an average realized price of $4.04 per ounce. On the acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Annual Results - Silver purchase agreement” above). The average spot price for silver during the fourth quarter was $24.92 per ounce.

The Company incurred $20.3 million of operating expenses, including $0.4 million for the impact of the fair value adjustment to acquisition date inventory that was sold in the fourth quarter and $0.1 million for stock-based compensation awarded to personnel at the mine. Cash production costs per gold ounce4 (which exclude these non-cash items) were $524 and $645, respectively, on a by-product and gold equivalent basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Depreciation and depletion, calculated on a unit-of-production basis, amounted to $7.9 million in the fourth quarter of 2010, compared with nil in the fourth quarter of 2009.

General and administrative expenses increased to $3.5 million in the fourth quarter of 2010 from $0.3 million in the same period in 2009. The 2010 amount includes $0.9 million of transaction costs related to the acquisition of the San Dimas Mine and $1.4 million of non-cash stock-based compensation. There were no corresponding amounts in the fourth quarter of 2009. Other cash general and administrative expenses increased from $0.3 million in 2009 to $1.3 million in 2010 mainly due to higher compensation, office occupancy and legal and professional costs.

The Company incurred $1.5 million of interest and accretion charges on debt in the fourth quarter of 2010. All of the debt was issued in connection with the acquisition of the San Dimas Mine in August 2010; the Company had no debt during 2009. Other income of $0.6 million in the fourth quarter of 2010 mainly comprised foreign exchange gains.

Primero earned income before taxes of $8.9 million in the fourth quarter of 2010, up from a loss of $0.3 million in the same period in 2009. As described under Income and mining taxes above, from a consolidated perspective, the Company records income taxes based on silver sales at market prices, whereas the Company realized sales at $4.04 per ounce. As a result, income tax expense amounted to $7.1 million, which included $6.6 million for incremental tax calculated on silver sales at market prices. There was no income tax expense in the fourth quarter of 2009.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and has no plans to pay dividends.

_________________________________________
4 Cash costs per gold ounce is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to ”Selected quarterly financial data: Non-GAAP measure – Cash costs per gold ounce” for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters5.

(in thousand of US$ except where
noted)		2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	41,425	18,853	-	-	-	-	-	-
Net income (loss)	1,827	(33,261)	(2,886)	(168)	(333)	(238)	(89)	(123)
Income (loss) per share	0.02	(0.64)	(0.96)	(0.06)	(0.11)	(0.08)	(0.03)	(0.09)
Cash flow before working capital changes	14,044	(27)	(2,162)	(159)	(318)	(152)	(77)	(111)
Cash and cash equivalents	58,298	55,007	636	1,011	1,018	1,243	83	128
Total assets	658,150	639,418	2,349	2,785	2,800	2,931	1,554	1,506
Long-term liabilities	114,928	115,975
Shareholders equity	430,864	428,452	647	2,643	2,630	2,822	1,356	1,340
Gold produced (ounces)	21,171	10,772	-	-	-	-	-	-
Gold sold (ounces)	27,329	11,845	-	-	-	-	-	-
Average price realized per ounce	1,359	1,257		-	-	-	-	-
Cash cost per gold equivalent ounce	645	633	-	-	-	-	-	-
Cash cost per gold ounce, net of silver by-products	524	526	-	-	-	-	-	-

Primero did not own a producing mine until it acquired San Dimas on August 6, 2010. Hence the Company generated no revenue until Q3 2010. Revenue in Q3 2010 reflected 55 days of operations compared with 92 days in Q4 2010. In addition, revenue increased from Q3 to Q4 as a result of mining more ore and increased mill throughput.

The significant turnaround from a net loss of $33.3 million in Q3 2010 to net income of $1.8 million in Q4 2010 was due mainly to generating $13.3 million of earnings from mine operations in Q4, versus $0.9 million in Q3 as well as incurring a legal settlement charge of $12.5 million and $6.8 million more transaction costs associated with the acquisition of the San Dimas Mine in Q3. The net loss for Q2 2010 was higher than the previous six quarters primarily due to $1.8 million of transaction costs related to the acquisition of the San Dimas Mine.

Cash flow before working capital changes increased in Q4 2010 from Q3 2010due mainly to higher cash earnings from mine operations.

The increase in total assets in Q4 2010 as compared to Q3 2010 was as a result of an increase in cash and receivables due to the increase in sales in Q4 and $9.5 million of capital expenditures relating primarily to mine development. The increase in total assets in Q3 2010 mainly resulted from the acquisition of the San Dimas Mine (including the recognition of an $80.6 million receivable for Mexican VAT) and the receipt of cash from the subscription receipts offering (after paying the cash portion of the purchase price).

_________________________________________
5 Cash costs per gold ounce is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to ”Selected quarterly financial data: Non-GAAP measure – Cash costs per gold ounce” for a reconciliation of cash costs per gold ounce to reported operating expenses on both a by-product and gold equivalent basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Long-term liabilities were recognized for the first time in Q3 2010 and mainly relate to a $60 million convertible note and $50 million promissory note, which were issued as part of the consideration for the acquisition of the San Dimas Mine.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a by-product and gold equivalent ounce basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs (by-product) per gold ounce to operating expenses (the nearest GAAP measure) per the consolidated financial statements for the year and three months ended December 31, 2010:

Period ended December 31, 2010	Year	Quarter

Operating expenses per the consolidated financial statements ($000's)	36,270	20,314
Fair value adjustment to acquisition date inventory subsequently sold ($000's)	(4,337)	(356)
Less stock-based compensation ($000's)	(1,839)	(76)
Inventory movements and adjustments ($000's)	(6,115)	(3,898)
Total cash operating costs ($000's)	23,979	15,984
By-product silver credits ($000's)	(7,218)	(4,893)
Cash costs, net of by-product credits ($000's)	16,761	11,091
Ounces of gold produced	31,943	21,171
Total by-product cash costs per gold ounce produced	525	524

Total cash operating costs ($000's)	23,979	15,984
Ounces of gold produced	31,943	21,171
Gold equivalent ounces of silver produced	5,436	3,600
Gold equivalent ounces produced	37,379	24,771
Total cash costs per gold equivalent ounce	642	645

Non – GAAP measure – Adjusted net loss

The Company has included the non-GAAP performance measures of adjusted net loss and adjusted net loss per share, throughout this document. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net loss to net loss (the nearest GAAP measure) per the consolidated financial statements for the year and three months ended December 31, 2010 and 2009

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

			Three months ended
	Year ended December 31		December 31
(in thousands of US dollars)	2010	2009	2010	2009
	$	$	$	$
Net income (loss)	(34,487)	(783)	1,827	(333)
Transaction costs related to the acquisition of the San Dimas Mine	10,310	-	886	-
Legal settlement	12,483	-	-	-
Fair value adjustment ot acquisition date inventory	4,337	-	356	-
Adjusted net income (loss)	(7,357)	(783)	3,069	(333)
Adjusted net income (loss) per share	(0.20)	(0.36)	0.03	(0.11)
Weighted average number of common shares outstanding (basic)	37,030,615	2,158,238	87,702,892	2,930,390

Non – GAAP measure - Operating Cash Flows Before Working Capital Changes

The Company has included operating cash flows before working capital changes in this MD&A, this is a non-GAAP performance measure. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to the consolidated financial statements:

			Three months ended
	Year ended December 31		December 31
(in thousands of US dollars)	2010	2009	2010	2009
	$	$	$	$
Cash (used in) provided by operating activities	(61,565)	(837)	11,517	(361)
Less: change in non-cash operating working capital	73,262	177	2,527	43
Operating cash flows before working capital changes	11,697	(660)	14,044	(318)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2010, the Company had cash of $58.3 million (December 31, 2009 - $1.0 million) and working capital of $53.5 million (December 31, 2009 – working capital of $1.0 million). Net cash flows for the years ended December 31, 2010 and 2009 were as follows:

			3 months ended
In thousands of US dollars	Year ended December 31		December 31
	2010	2009	2010	2009
Cash Flow:	$	$	$	$
Used in operating activities	(61,565)	(837)	11,517	(361)
Used in investing activities	(227,150)	(115)	(8,988)	(27)
Provided by financing activities	345,906	1,629	310	89
Effect of exchange rate changes on cash	89	131	451	75
Increase in cash	57,280	808	3,291	(224)
Cash as beginning of period	1,018	210	55,007	1,242
Cash as end of period	58,298	1,018	58,298	1,018

Operating activities

During the year ended December 31, 2010, the Company’s net cash outflows for operating activities were $61.6 million. The Company recorded a net loss of $34.5 million, which, adjusted for non-cash items, resulted in cash inflows of $11.7 million before changes in working capital. This amount is comprised primarily of cash earnings from mine operations of $30.2 million, offset by cash transaction costs of $4.1 million, other cash general and administrative costs of $5.1 million, income taxes of $8.6 million and cash interest expense of $0.8 million. The change in non-cash working capital was an outflow of $73.3 million related primarily to the $80.6 million payment of Mexican VAT which is expected to be recovered within 12 months and an increase in trade accounts receivable relating to sales in December. This outflow was offset by a $21.1 million increase in accounts payable and accrued liabilities.

During the year ended December 31, 2009, the Company’s net cash outflows for operating activities were $0.8 million. The Company recorded a net loss of $0.8 million and cash outflows before changes in working capital of $0.7 million. The change in non-cash working capital was $0.2 million outflow due mainly to a decrease in accounts payable.

The Company generated a net cash inflow from operating activities of $11.5 million in the fourth quarter of 2010, compared to a $0.4 million outflow in 2009. The Company recorded net income of $1.8 million (2009 – net loss of $0.3 million), which, adjusted for non-cash items, resulted in cash inflows of $14.0 million before changes in working capital ($0.3 million outflow in 2009). This amount is comprised primarily of cash earnings from mining operations of $21.6 million offset by cash interest, general and administration expenses and income taxes. The change in non-cash working capital during the quarter was an outflow of $2.5 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Working capital adjustment

The Asset Purchase Agreement for the San Dimas Mine provides that there is an adjustment to the purchase price to the extent that net working capital was different at August 5, 2010 than at March 31, 2010. Net working capital is defined as the sum of trade accounts receivable, inventory and prepaid expenses, less the sum of accounts payable and accrued payroll and other current liabilities. The parties agreed, subsequent to December 31, 2010, that the net working capital adjustment was $3.9 million, payable by Primero to DMSL. This amount comprises an increase in inventory of $5.7 million partly offset by changes in other current assets and liabilities of $1.8 million. The Company sold the inventory prior to December 31, 2010. The Company expects to pay the $3.9 million net working capital adjustment to DMSL in the first quarter of 2011.

Investing activities

Cash outflows for investing activities for 2010 were $227.2 million, of which $216.0 million was the cash component of the purchase price to acquire the San Dimas Mine on August 6, 2010.

For the period from August 6, 2010 to December 31, 2010, Primero spent $11.2 million on mineral interests and equipment at the San Dimas Mine. Expenditures on mining interests in 2009 were $0.1 million and related to exploration work on the Ventanas property. The Ventanas property is currently on a care and maintenance program, which requires minimal cash outlays.

The Company expects to spend approximately $31 million on capital expenditures in 2011, including about $23 million for underground development and exploration drilling and drifting. This will increase the number of working faces and expand ore throughput to the mill. The remainder of capital expenditures in 2011 comprise sustaining capital of $6 million and capital projects of $2 million. The Company expects to spend approximately the same amounts on capital expenditures in 2012 and 2013 as 2011.

In the fourth quarter of 2010, the Company used $9.0 million of cash for capital expenditures at the San Dimas Mine. In the fourth quarter of 2009, the Company spent $27,000 on the Ventanas property..

Financing activities

In 2010, the Company realized inflows from financing activities of $345.9 million, due mainly to the receipt of $275.0 million (net of cash share issuance costs of $17.1 million) from the issuance of common shares and share purchase warrants and $70 million from the proceeds of a loan guaranteed by Goldcorp Inc. related to the San Dimas purchase. The proceeds from the loan were used to fund value added tax (“VAT”) of $80.6 million assessed against the Company on the purchase of the San Dimas assets. The Company expects to recover the VAT paid from the Mexican government during 2011 and any recovery is required to be used to repay the VAT loan. The residual funds of $10.6 million (assuming a full recovery of the VAT) will be added to the Company’s cash balance.

The VAT loan has a term of one year and bears interest at LIBOR plus 1.75% . In 2009, the Company raised $1.6 million from the issuance of shares, net of share issuance costs.

In the fourth quarter of 2010 the Company received $0.3 million from the exercise of warrants. There were minimal financing inflows/outflows in the fourth quarter of 2009.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Debt

In addition to the VAT loan, on August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments to DMSL:

(i)

A convertible note for $60 million with an annual interest rate of 3%. The convertible note may be converted, up to the maturity date (being the Initial Maturity Date or the Second Maturity Date), at any time by DMSL at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the note (“Initial Maturity Date”), the convertible note will be repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero serves notice to convert (“Debtor Conversion Notice”), DMSL has the right to extend the Initial Maturity Date until the second anniversary of the note (the “Second Maturity Date”). If DMSL elects to extend the maturity date, the Company may (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

Issuers of convertible notes that may be settled in cash are required to account separately for the liability and equity components of the note. The debt portion of the convertible note was determined by discounting the future anticipated cash flows falling due under the terms of the note using the Company’s borrowing rate for non-convertible debt of 6%. The equity portion represents the difference between the proceeds received of $60 million and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense over the initial one-year term of the debt. The amount included in equity at acquisition was $1.7 million. The accretion in the year ended December 31, 2010 was $0.7 million.

(ii)

A promissory note for $50 million with an annual interest rate of 6%. The promissory note is repayable in four annual instalments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual instalments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)	Pursuant to the terms of the promissory note and the convertible debt, the Company is required to maintain the following financial covenants:

Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means shareholders’ equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Shares issued

On July 20, 2010, the Company closed an offering of 50,000,000 subscription receipts for gross proceeds of $292 million. Issuance costs related to the subscription receipts totalled $17.1 million. The subscription receipts were issued at a price of Cdn$6.00 per subscription receipt. On August 6, 2010, when the proceeds of the subscription receipts were released to the Company, each subscription receipt was converted into one common share and 0.4 of a common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

During 2010, the Company also issued the following shares in non-cash transactions: 31,151,200 shares for the acquisition of the San Dimas Mine, 2,000,000 subscription receipts (which were converted into common shares and common share purchase warrants on the same terms as described above) for the settlement of a legal claim, and 1,209,373 shares in exchange for financial advisory services received.

During 2010, the Company also issued 416,018 common shares for proceeds of $0.8 million upon the exercise of common share purchase warrants and 20,000 common shares upon the exercise of stock options for proceeds of $68,000.

On July 2, 2009, the Company closed a brokered private placement of 1,500,000 units at a price of Cdn$1.20 per unit for gross proceeds of $1.5 million. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$2.00 per share until July 2, 2011.

On January 15, 2009, the Company closed a private placement of 184,625 common shares at a price of Cdn$2.00 per share for gross proceeds of $0.3 million, of which $148,000 was received in 2008.

Note that share disclosure for 2009 is provided after giving effect to the share consolidation on August 6, 2010.

As at December 30, 2010, the Company had a working capital of $53.5 million and the Company expects that these resources, as well as ongoing cash flow from the San Dimas mine, will be sufficient to fund its operations for the foreseeable future. In the longer term, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas mine and by making further acquisitions of precious metals properties in Latin America. To achieve this goal the Company may require additional financing.

Related party transactions

As discussed above (see “Liquidity and Capital Resources - Debt” section), the Company issued a promissory note for $50 million and a convertible note for $60 million to DMSL as part of the acquisition of the San Dimas Mine; at that point in time, DMSL was not considered to be a related party of the Company. DMSL is now considered to be a related party by virtue of its ownership of approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes, however, no interest was paid during the period.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

An amount of $1,458,000 was paid to DMSL during the period under a transition services agreement between the Company and DMSL. Also, an amount of $3.9 million is included within accounts payable and accrued liabilities which is payable to DMSL with respect to the working capital adjustment). These amounts are considered to be at fair value.

Outstanding Share Data
Shareholders’ equity as at December 31, 2010 was $430.9 million compared to $2.6 million as at December 31, 2009.

Share Capital
As at December 31, 2010, the Company had 87,739,005 common shares outstanding. As at the date of this MD&A, the total number of common shares outstanding was 87,780,669.

Options
As at December 31, 2010, the Company had 8,108,240 options outstanding with a weighted average exercise price of Cdn$5.62. As at the date of this MD&A, the total number of options outstanding was 8,108,240, of which 2,936,081 are exercisable.

Common Share Purchase Warrants
As at December 31, 2010, the Company had a total of 21,775,692 common share purchase warrants outstanding with a weighted average exercise price of Cdn$7.82 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding is 21,734,026, all of which are exercisable.

Convertible Note
As at December 31, 2010, the Company had a $60 million convertible note outstanding (see “Liquidity and Capital Resources – Debt”). The convertible note may be converted, up to the maturity date, at any time by the holder, DMSL, at a conversion price of Cdn$6.00 per share. Therefore, if DMSL makes such an election, the Company will issue 10,500,000 common shares to DMSL. In determining the number of common shares to be issued on conversion, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05

Off-Balance Sheet Arrangements
The Company does not currently have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in Accounting Policies

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations (“Section 1582”), 1601, Consolidated Financial Statements (“Section 1601”), and 1602, Non-Controlling Interests (“Section 1602”), which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Section 1582 and Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011 with early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company has adopted these sections effective January 1, 2010.

Future Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosure requirements. For a summary of the Company’s preparedness to transition to IFRS see “Status of the Company’s Preparedness to Transition to IFRS” below.

Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2010 describes all of Primero’s significant accounting policies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates; many of these accounting policies were introduced for the first time in 2010 with the acquisition of the San Dimas mine.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At December 31, 2010, the average costs of inventories are significantly below their net realizable values.

Mining Interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

A significant portion of the Company’s mining properties are depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mines. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s earnings and net assets. At December 31, 2010, the Company assessed the change in factors which may indicate a need for impairment at each of its mining properties, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method.

Future tax assets and liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at December 31, 2010.

Stock-based compensation

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the stock-based compensation charge to the Statement of Operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

CAPITAL MANAGEMENT

The Company manages its common shares, stock options, common share purchase warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties and fund potential acquisitions and future production in the San Dimas mine.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize its funding available for operations, as well as exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2010 and December 31, 2009 consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, the convertible note and promissory note. The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, the convertible note, the promissory note and the value added tax (“VAT”) loan, are classified as other financial liabilities, which are measured at amortized cost.

At December 31, 2010, the carrying amounts of receivables, accounts payable and accrued liabilities and the VAT loan are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability was determined using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value less any transaction costs. The fair value of the phantom share plan liability was calculated based on the intrinsic value of the units at the reporting date.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2010 or December 31, 2009.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial risks to which the Company’s financial instruments are exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. Those with whom trade receivables balances are held, previously transacted with the former owners of the mine, and the history of default was minimal, as such, the credit risk associated with trade receivables at December 31, 2010 is considered to be negligible. The $80.6 million VAT receivable is due from the Government of Mexico and is considered to be fully recoverable.

The Company’s maximum exposure to credit risk at December 31, 2010 and 2009 is as follows:

	2010	2009
	$	$

Cash	58,298	1,018
Receivables	97,481	158

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is developing a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2010:
	Within		Over
	1 year	2-5 years	5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	37,358	-	-	37,358
Convertible debt and interest	1,800	61,800	-	63,600
Promissory note and interest	5,000	58,208	-	63,208
VAT loan and interest	71,540	-	-	71,540
Minimum rental and operating lease payments	1,507	1,154	-	2,661
Reclamation and closure cost obligations	-	-	17,064	17,064
Commitment to purchase plant and equipment	1,733	-	-	1,733
	118,938	121,162	17,064	257,164

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables. In 2011, the Company expects to recover its $80.6 million VAT receivable, which it will use to repay the $71.5 million VAT loan and accrued interest.

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by DMSL is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During 2010, the Company recognized a loss of $113,000 on foreign exchange (2009 - loss of $19,000). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $2.5 million increase or decrease in the Company’s after-tax net earnings (loss); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $1.8 million increase or decrease in the Company’s after-tax net earnings (loss).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. The Company may enter into derivative financial instruments to manage its exposure to commodity price risk, however, at this time, the Company has elected not to do so.

Other risks and uncertainties

Exploration, development and operating risk

Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital.

There is no certainty that expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Commodity prices

The price of the common shares of the Company, Primero’s financial results and exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a limited extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Primero’s properties to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the San Dimas Mines is dependent on gold and silver prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investment in mining properties and increased amortization, reclamation and closure charges.

Silver contract

As part of the acquisition of the San Dimas Mine, Primero assumed obligations under two silver purchase agreements. The Company’s Mexican subsidiary has the obligation to sell all the silver produced at the San Dimas Mine, above certain annual threshold amounts, to the Company’s subsidiary, Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Silver Trading has the obligation to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce (adjusted for annual inflation) or market prices.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company’s Mexican subsidiary computes income taxes based on selling all silver produced at the San Dimas Mine at market prices. The losses incurred by Silver Trading from purchasing silver at market prices and selling silver at the lesser of approximately $4 per ounce and market prices have no tax benefit since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company records income taxes based on sales at market prices.

The higher the market price of silver, the more taxes the Company’s Mexican subsidiary will record. Generally, the market price of gold moves in the same direction as changes in the market price of silver. If the ratio between the market prices changes in favour of silver, the Company will be adversely affected. If the ratio moves significantly outside historical rates, the Company’s cash flow may not be sufficient to fund its obligations and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties.

Uncertainty in the estimation of reserves and mineral resources

The figures for reserves and mineral resources contained in this MD&A are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating reserves and mineral resources, including many factors beyond Primero’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of reserves and mineral resources, or of Primero’s ability to extract these reserves, could have a material adverse effect on Primero’s results of operations and financial condition. See also “Cautionary Note to United States Investors” below.

Uncertainty relating to inferred mineral resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for additional mineral reserves

Because the San Dimas Mines have limited lives based on proven and probable mineral reserves, Primero will be required to continually replace and expand its mineral reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand mineral reserves at existing mines, to bring new mines into production and to complete acquisitions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Indebtedness

Primero has significant consolidated indebtedness, including the indebtedness to DMSL under the promissory note and convertible note and indebtedness under the VAT loan. As a result of this indebtedness, Primero will be required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities.

Primero’s indebtedness could have important consequences to Primero and the value of the common shares of the Company, including:

  limiting Primero’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes;

  limiting Primero’s ability to use operating cash flow in other areas of the business because a portion of these funds must be dedicated to service the debt;

  increasing Primero’s vulnerability to general adverse economic and industry conditions, including increases in interest rates;

  limiting Primero’s ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and

  limiting Primero’s ability or increasing the costs to refinance indebtedness.

Given the covenants imposed under the indebtedness and the restrictions on incurring additional debt under the San Dimas Silver Purchase Agreement, Primero may be significantly limited in its operating and financial flexibility, limited in its ability to respond to changes in its business or competitive activities and may be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. A failure to comply with covenants under these debt agreements or any other additional debt agreements entered into by Primero, including a failure to meet applicable financial tests or ratios, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements. If the debt is accelerated, Primero’s assets may not be sufficient to repay such debt in full.

Additional capital

The mining, processing, development and exploration of Primero’s properties, may require substantial additional financing, including capital for expansion of mining operations at the San Dimas Mine in accordance with Primero’s business plans. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Primero. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Exchange rate fluctuations

Exchange rate fluctuations may affect the costs that Primero incurs in its operations. Revenues from sales of gold and silver are in United States dollars, whereas the Company’s expenses associated with gold and silver production are incurred principally in United States dollars, Canadian dollars and Mexican pesos. In the recent past, the Mexican peso has experienced high volatility which has affected the results of San Dimas operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of gold and silver production and capital expenditures in United States dollar terms, with the result that the Company’s profitability would decrease.

Title to property

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to the properties comprising the San Dimas Mine will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development of the San Dimas Mine.

There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which the properties comprising the San Dimas Mine are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties comprising the Sans Dimas Mine or any property it may acquire.

Local groups

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a board of directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. While the Company has written agreements with the Ejido’s that impact the San Dimas Mine, these agreements are subject to renegotiation. Changes to the existing agreements may have a significant impact on operations at San Dimas Mine. In the event that the Company conducts activities in areas where no written agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of the San Dimas Mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Government regulations, consents and approvals

Exploration and development activities and mining operations at San Dimas are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or the San Dimas properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt operations at the San Dimas Mine.

Environmental risks and hazards

Primero’s operations at San Dimas are subject to Mexican and applicable state environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the San Dimas Mine which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with operations at the San Dimas Mine. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Operations at the San Dimas Mine may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations.

The San Dimas Mine is presently involved in an environmental certification process. As part of this process, the Company may be required to invest in new facilities, systems, infrastructure or buildings or undertake compensatory measures such as reforestation, dam dredging, soil cleansing, and flora and wildlife preservation measures.

San Dimas tailings management risks

Although Primero believes the design and operation of tailings containment sites in the San Dimas district complies with existing permits and legal requirements in Mexico, existing tailings containment sites do not comply with international guidelines. Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were initiated in 2005 to upgrade the containment structures and tailings operations.

The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both prior to and after it acquires ownership of the San Dimas Mine. To the extent that the Company is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

Labour and employment matters

Production at the San Dimas Mines is dependent upon the ability of Primero to continue to maintain good relations with its employees and the unions. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in Mexico. Adverse changes in such legislation or in the relationship between Primero with its employees and unions at the San Dimas Mine may have a material adverse effect on Primero’s business, results of operations and financial condition.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. With respect to the San Dimas Mine, any interruption in power supply from the hydroelectric project could adversely impact on operations at the San Dimas Mine.

Insurance and uninsured risks

Operations at the San Dimas Mine are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Primero maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards which may not be insured against or which Primero may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. As a result of this competition, Primero may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Primero’s revenues, operations and financial condition could be materially adversely affected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Risks inherent in acquisitions

The Company is actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of the Company’s key employees or key employees of any business acquired;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

Acquisition identification and integration Risks

While the Company may seek acquisition opportunities consistent with its growth strategy, there is no assurance that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition.

To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional common shares of the Company or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the common shares of the Company. There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the San Dimas Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

There may be no right for the Company shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Foreign operations risks

All of the Company’s mining and mineral exploration operations are conducted in Mexico and as such Primero’s operations will be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

Mining operations in Mexico

The San Dimas Mine is located, and the Company’s mineral exploration activities are conducted, in the States of Durango and Sinaloa, Mexico. Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico’s status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws and purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Key personnel

The Company’s ability to successfully operate the San Dimas Mine and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of interest

The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Nesmith and Mr. Luna are each directors of Silver Wheaton with which the Company has entered into the San Dimas Silver Purchase Agreement. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

STATUS OF THE COMPANY’S PREPAREDNESS TO TRANSITION TO IFRS

The Company is significantly through the process to transition from Canadian GAAP to IFRS. The Audit Committee has received regular progress reports on the status of the IFRS implementation project and will continue to receive reports through the remainder of the changeover. The Company added an internal IFRS resource in August 2010 to aid with the transition.

An assessment has been performed of the key areas where changes to current accounting policies may be required. This assessment has been re-examined since the acquisition of the San Dimas Mine. The following provides a summary of the Company’s evaluation of potential changes in key areas based on the current standards and guidance within IFRS. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies upon adoption of IFRS. Management will continue to review new standards, however, at the present time it is not aware of any significant changes prior to the adoption of IFRS that would affect the summary below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Mining interests

IFRS currently allows an entity to retain its existing accounting policies related to the exploration and evaluation of mineral properties, subject to some restrictions. Upon the transition to IFRS, the Company expects to change its current policy relating to exploration and evaluation expenditure. Currently, the Company defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. The new policy of the Company shall be to defer only those costs which are expected to be recouped by future exploitation or sale; these costs must have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

The change in accounting policy will be applied retrospectively in accordance with the guidance under IFRS 1 –First-time adoption of International Financial Reporting Standards. The change shall result in approximately $1.3 million of costs previously deferred in relation to the Ventanas property being expensed; this shall be an adjustment to opening deficit in the opening balance sheet of the Company (see preliminary opening balance sheet below).

Plant and equipment

Under Canadian GAAP, costs incurred for plant and equipment on initial recognition are allocated to significant components when practicable. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased. Otherwise, these costs are expensed. Under IFRS, costs incurred for plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when it is probable that future economic benefits will flow to the Company over a period and the costs can be measured reliably. Upon capitalization, the carrying amount of components replaced, if any, are derecognized. As the majority of plant and equipment was purchased as a result of the acquisition of the San Dimas Mine in August 2010, there shall be no impact on the opening balance sheet as a result of this identified difference. The Company is in the process of componentizing assets acquired with San Dimas and is changing their accounting policy with regards to costs incurred subsequent to initial recognition of assets to be in-line with IFRS. There is not expected to be a material impact as a result of this difference at December 31, 2010.

The Company has decided to adopt the “cost model” under IAS 16 – Property, plant & equipment, for accounting for plant & equipment; this is consistent with the policy presently in place.

Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with discounted cash flows. IFRS uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted basis, but could not be supported on a discounted cash flow basis. The Company does not expect this change will have an impact on its opening IFRS balance sheet.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Measurement of reclamation and closure cost obligations

Under IFRS, the Company’s obligation for reclamation and closure costs is measured based on management’s best estimate of future expenditures required to settle the obligation at the balance sheet date, discounted using the applicable country-specific risk-free rates. Under Canadian GAAP, this obligation is measured based on the fair value of future estimated expenditures using quoted market prices where applicable, discounted using the Company’s credit-adjusted risk-free rate. No liability has been recognized by the Company until the acquisition of the San Dimas Mine; at December 31, these changes would result in a non-material difference in the obligation recognized.

Further, IFRS requires the obligation to be re-measured as a result of a change in discount rate (with the new discount rate being applied to the obligation). Canadian GAAP does not require such a remeasurement. No liability has been recognized by the Company until the acquisition of the San Dimas Mine, and as such, no adjustments are expected as a result of the transition.

Foreign currency translation

IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. In addition, IFRS requires that the functional currency of the Company and its subsidiaries be determined separately. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations. It has been determined that there will be no change in functional currencies of any of the group’s entities as a result of the transition to IFRS and so no adjustments are expected to the opening statement of financial position at January 1, 2010.

Share-based payment

IFRS and Canadian GAAP largely converge on the accounting for share-based transactions with a few differences. The following differences have been noted which will impact the Company upon transition to IFRS:

  5,500,000 options were awarded in July 2009 which, under both Canadian GAAP and IFRS were considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Canadian GAAP requires the expense relating to these options to be charged to the Statement of Operations from the grant date. However, IFRS requires compensation expense to be charged to the Statement of Operations with respect to stock-based compensation prior to the grant date if services are already being received with respect to the award. As such, a compensation expense should have been recorded with respect to these options starting from July 9, 2009 in order to comply with IFRS. The impact of this difference is that the charge to the Statement of Operations as a result of these awards does not change in total, but is charged to the Statement of Operations earlier. The impact is expected to be an increase to opening deficit and contributed surplus of approximately $0.9 million at the opening balance sheet date (see preliminary opening balance sheet below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

  The Company initiated a cash-settled Phantom Share Unit Plan in 2010. Under Canadian GAAP, a liability should be recorded over the vesting period of the unit, based on the intrinsic value of the unit. Under IFRS, the value is based on the fair value using an option pricing model. The difference between the two values is considered to be $nil and thus it is not expected to have a material impact on the financial statements of the Company.

Under IFRS, common share purchase warrants with exercise prices denominated in currencies other than the US dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value, and common share purchase warrant issue costs are expensed. Under Canadian GAAP, all common share purchase warrants are presented as equity. Effective August 6, 2010, the Company determined that its functional currency had changed from the Canadian dollar to the United States dollar as a result of the acquisition of the San Dimas mine. At this point in time the common share purchase warrants were then denominated in a currency (Canadian dollars) other than that of the functional currency of the Company. As such, it is only from this point onwards that the presentation of the common share purchase warrants shall change from equity to liabilities. There will therefore be no impact on the IFRS opening balance sheet of the Company.

Income taxes

IFRS and Canadian GAAP largely converge on the principle for the recognition and measurement of income taxes, however, they have some different exceptions to the principle. The Company does not expect changes related to income taxes on transition to IFRS to result in significant changes to line items within its financial statements.

Convertible debt

Under IFRS, the convertible debt issued to DMSL is considered to include an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate to US dollars from the Canadian-denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is remeasured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. At present, management is determining whether this embedded derivative is material. As the debt was not issued until Q3, 2010, there is no impact on the opening balance sheet of the Company.

Revenue recognition

No differences with regards to revenue recognition have been noted for Primero upon the transition to IFRS based on the existing revenue recognition standards under IFRS. The International Accounting Standards Board and the United States Financial Accounting Standards Board are undertaking a joint project to develop a new, joint standard for revenue recognition. For IFRSs, the new standards are expected to replace the existing standards on revenue recognition, IAS 11 Construction Contracts and IAS 18 Revenue. An exposure draft of this proposed standard was released in June 2010 and the Board plans to publish a final standard in 2011. There are not expected to be any impacts to the revenue recognition policy of Primero as a result of this update to revenue recognition under IFRS.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Presentation and disclosure

Disclosure requirements under IFRS generally contain more detail than requirements under Canadian GAAP, which will result in more extensive financial statement note references. Management has considered the increased disclosure requirements and has assessed the required changes to the financial reporting processes to ensure the appropriate data is gathered; the changes are not considered significant.

IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”)

IFRS 1 governs the first-time adoption of IFRS. In general, accounting policies adopted in accordance with IFRS are to be applied retrospectively. IFRS 1 allows certain exemptions from retrospective application. The Company intends to elect to apply just one exemption in preparing its first IFRS financial statements; this exemption is to not re-measure stock-based compensation expense relating to stock options and restricted share units granted after November 7, 2002 but which had vested as at January 1, 2010.

Preliminary IFRS opening balance sheet as at January 1, 2010

The following table displays the Company’s unaudited, preliminary IFRS opening balance sheet at January 1, 2010 reconciled from Canadian GAAP.

	Cdn GAAP	IFRS adjustment 1	IFRS adjustment 2	IFRS
	1-Jan-10			1-Jan-10
	US$000s			US$000s
Cash	1,018			1,018
Receivables	158			158
Prepaids	34			34
Mineral Interest	1,590		(1,314)	276
Total assets	2,800			1,486

Payables and accruals	(170)			(170)
Total liabilities	(170)			(170)

Share Capital	(2,755)			(2,755)
Warrants	(722)			(722)
Contributed surplus	(521)	(852)		(1,373)
Deficit:	1,506	852	1,314	3,672
Accumulated other comprehensive income	(138)			(138)
Total Equity	(2,630)			(1,316)

Total Equity & liabilities	(2,800)			(1,486)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Notes

IFRS adjustment 1 – This adjustment relates to the adjustment described above under Share-based payment.

IFRS adjustment 2 – This adjustment relates to the adjustment described above under Mining interests. The table below is a summary of the key elements of the Company’s changeover plan and the Company’s progress towards changeover to IFRS:

Key Activities	Milestones	Status
Accounting policies and procedures:
Identify differences between IFRS and the company’s existing policies and procedures Analyze and select ongoing policies when alternatives are permitted Revise accounting policies and procedures	Senior management approval and audit committee review of initial policy decisions by Q3 2010 and final decisions during Q4 2010 Revised accounting policies and procedures in place by changeover date
  Differences between the Company’s current accounting policies and those presented under IFRS have been identified.
  Final accounting policy decisions for key areas of the financial statements have received approval by senior management and have been reviewed by the audit committee at the point of writing this MD&A.

Financial statement preparation:
Prepare financial statements and note disclosures in compliance with IFRS Quantify the effects of converting to IFRS Prepare first-time adoption reconciliations
  Senior management approval of opening balance sheet for audit committee review during Q4 2010
  Senior management approval and audit committee review of financial statement format during Q4 2010 and full pro forma financial statements prior to changeover

  The opening balance sheet is complete and has been approved by the audit committee.
  Draft note disclosures have been drafted for the IFRS-compliant financial statements.
  The majority of the effects of conversion have been quantified and discussed above.

Training and communication:
  Ensure topic-specific training is received for the project team
  Establish company-wide awareness of the likely impacts of the transition
  Provide company-specific training on revised policies and procedures to impacted personnel
  Provide timely communication of the impacts of conversion to external stakeholders
Training resources accessed as topics commence Company-specific training provided prior to changeover date Impacts of conversion to IFRS communicated prior to changeover date
  Project team members and finance staff have received training on topics covered to date and will continue training through the changeover
  Communication to external stakeholders has been ongoing through MD&A disclosures.

Business impacts:
Identify impacts of conversion on contractual arrangements Identify impacts of conversion on taxation	Initial impacts on contracts identified by Q1 2010, final resolution by Q3 2010 Initial impact on taxation identified by Q1 2010, final resolution by Q4 2010
  The impact on contractual arrangements is under review.
  Preliminary assessment completed in Q1 2010 was that implications are not significant. Further analysis took place in Q4 2010 which confirmed the preliminary assessment.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Key Activities	Milestones	Status
IT systems:
  Identify changes required to IT systems and implement solutions
  Determine and implement solution for capturing financial information under Canadian GAAP and IFRS during the year of transition to IFRS (for comparative information)
	Necessary changes to IT systems implemented by the changeover date Assessment of information capture undertaken in Q4 2009	No significant changes are needed to IT systems as a result of the transition to IFRS. No required information is considered unavailable and therefore no changes required in advance of 2010.
Control environment:
  For all changes to policies and procedures identified, assess effectiveness of internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and implement any necessary changes
  Design and implement internal controls over the IFRS changeover process
Sign-off by senior management on effectiveness of internal controls prior to changeover Internal controls over IFRS changeover process in place by end of 2009
  The Company has incorporated the internal control requirements in order to comply with NI 52-109 as a result of the listing of the Company’s shares on the TSX. The transition to IFRS is not considered to have any impact on internal control requirements.

Disclosure controls and procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining disclosure controls and procedures. These responsibilities include: (i) designing the Company’s disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is known to them during the time period when quarterly and annual filings are being prepared; and (ii) evaluating the design, operation and effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD&A their conclusions about the design, operation and effectiveness of the disclosure controls and procedures based on such evaluation.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation

Internal controls over financial reporting

The CEO and CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

As of December 31, 2010, an evaluation was carried out, under the supervision of the CEO and CFO, of the design and operating effectiveness of the Company’s internal controls over financial reporting as defined in NI 52-109. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are designed and were operating effectively as at December 31, 2010 to provide reasonable assurance that the Company’s financial reporting is reliable and that the preparation of the Company’s financial statements for external purposes were prepared in accordance with GAAP.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

In accordance with NI 52-109, a company may limit its design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of a business that it acquired not more than 365 days before the end of the relevant financial period (i.e. not more than 365 days before December 31, 2010). The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures at the San Dimas Mine, which was acquired on August 6, 2010. The San Dimas Mine constitutes approximately 90% of total assets, 90% of net assets, 100% of earnings from mine operations and 65% of net loss of the consolidated financial statement amounts as at and for the year ended December 31, 2010.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this document constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward–looking information and statements in this document include those that relate to:

  the ability of the Company to expand production at the San Dimas Mine , the ability of the Company to successfully integrate and operate the San Dimas Mines, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas Mine, actual results of reclamation activities at the San Dimas Mine, the estimation or realization of Mineral Reserves and Resources,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

  the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput
  that plant, equipment or processes will operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas Mine, the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities,
  expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this document, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this document; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the Company’s exploration and development programs are successful in identifying mineral resources and mineral reserves; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; and that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this document under the heading “Risk Factors” and in the Company’s Annual Information Form for the year ended December 31, 2010 under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this document. The forward-looking information and statements contained in this document are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under NI 43-101. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Se ecurities and Exchange Commission.

On behalf of the Board

Joseph F. Conway
President, CEO and Director

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Primero Mining Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills s its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

Jooseph F. Conway	David C. Blaiklock
President & CEO	CFO
February 23, 2011	February 23, 2011

Independent Auditor’s Report

To the Shareholders of Primero Mining Corp (formerly Mala Noche Resources Corp).

We have audited the accompanying consolidated financial statements of Primero Mining Corp. (formerly Mala Noche Resources Corp.), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Primero Mining Corp. (formerly Mala Noche Resources Corp.) as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
February 23, 2011

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated statements of operations and comprehensive loss years ended December 31, 2010 and 2009
(In thousands of United States dollars, except for share and per share amounts)

	2010	2009
	$	$

Revenue (Note 5)	60,278	-

Operating expenses (Note 6 and 8)	36,270	-
Depreciation, depletion and accretion	9,863	-
Total cost of goods sold	46,133	-

Earnings from mine operations	14,145	-
General and administration expenses (Note 6)	(34,529)	(722)

Loss from operations	(20,384)	(722)
Foreign exchange loss	(113)	(19)
Interest income	120	-
Interest expense (Note 11 (b))	(3,339)	-
Other income (expense)	263	(42)

Loss before income taxes	(23,453)	(783)

Income taxes (Note 13)
Current	8,645	-
Future	2,389	-
	11,034	-

Net loss for the year	(34,487)	(783)
Other comprehensive income
Currency translation gain (Note 2 (b))	-	369
Total comprehensive loss	(34,487)	(414)

Basic and diluted loss per share	(0.93)	(0.36)

Weighted average number of common shares outstanding - basic and diluted	37,030,615	2,158,238

See accompanying notes to the consolidated financial statements.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated balance sheets
as at December 31, 2010 and 2009
(In thousands of United States dollars)

	2010	2009
	$	$
Assets
Current assets
Cash	58,298	1,018
Receivables (Note 7)	97,481	158
Prepaid expenses	5,165	34
Inventories (Note 8)	4,874	-
Total current assets	165,818	1,210

Mining interests (Note 9)	485,777	1,590
Future income tax asset (Note 13 (b))	6,555	-
Total assets	658,150	2,800

Liabilities
Current liabilities
Accounts payable and accrued liabilities	37,358	170
Current portion of long-term debt (Note 11 (a))	75,000	-
Total current liabilities	112,358	170

Asset retirement obligation (Note 10)	9,775	-
Long-term debt (Note 11 (a))	103,998	-
Other long-term liabilities (Note 12 (f))	1,155	-
Total liabilities	227,286	170

Shareholders' equity
Share capital (Note 12)	420,994	2,755
Warrants (Note 12 (e))	35,396	722
Equity portion of convertible debt (Note 11 (a)(i))	1,675	-
Contributed surplus	8,654	521
Accumulated other comprehensive income	138	138
Deficit	(35,993)	(1,506)
Total shareholders' equity	430,864	2,630
Total liabilities and shareholders' equity	658,150	2,800

Commitments and contingencies (Note 18)

Approved on behalf of the Board of Directors

(Signed) Joseph F. Conway	(Signed) Michael E. Riley
Joseph F. Conway, Director	Michael E. Riley, Director

See accompanying notes to the consolidated financial statements.

Primero Mining Corp.

(formerly Mala Noche Resources Corp.)

Consolidated statements of shareholders' equity

	Shares	Share capital Amount	Subscriptions received	Warrants	Equity portion of convertible debt	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2008	1,229,039	1,684	148	-	-	482	(231)	(723)	1,360
Issuance of common shares (Note 12 (c))	1,684,625	956	(148)	725	-	-	-	-	1,533
Exercise of warrants (Note 12 (e))	7,500	17	-	(3)	-	-	-	-	14
Exercise of stock options (Note 12 (d))	21,250	98	-	-	-	(32)	-	-	66
Stock-based compensation (Note 12 (d))	-	-	-	-	-	71	-	-	71
Translation adjustment	-	-	-	-	-	-	369	-	369
Net loss and comprehensive loss	-	-	-	-	-	-	-	(783)	(783)
Balance, December 31, 2009	2,942,414	2,755	-	722	-	521	138	(1,506)	2,630
Shares issued for									
Public offering net of issue costs (Note 12 (c	50,000,000	241,081	-	33,909	-	-	-	-	274,990
Settlement with Alamos (Note 12 (c))	2,000,000	10,114	-	1,483	-	-	-	-	11,597
Acquisition of San Dimas (Note 12 (c))	31,151,200	159,194	-	-	-	-	-	-	159,194
Exercise of warrants (Note 12 (e))	416,018	1,565	-	(718)	-	-	-	-	847
Exercise of stock options (Note 12 (d))	20,000	105	-	-	-	(37)	-	-	68
Value of equity component of convertible det	-	-	-	-	1,675	-	-	-	1,675
Shares/warrants issued for advisory services (Notes 12 (c) and (e))	1,209,373	6,180	-	-	-	-	-	-	6,180
Stock-based compensation (Note 12 (d))	-	-	-	-	-	8,170	-	-	8,170
Net loss	-	-	-	-	-	-	-	(34,487)	(34,487)
Balance, December 31, 2010	87,739,005	420,994	-	35,396	1,675	8,654	138	(35,993)	430,864

At December 31, 2010, the total accumulated other comprehensive income and deficit was $35,855 (2009 - $1,368).

See accompanying notes to the consolidated financial statements.

75

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated statements of cash flows
years ended December 31, 2010 and 2009
(In thousands of United States dollars)

	2010	2009
	$	$

Operating activities
Net loss	(34,487)	(783)
Items not involving cash
Depreciation and depletion	9,661	33
Accretion expense net of asset retirement obligations paid	67	-
Stock-based compensation	9,325	71
Non-cash interest expense	2,515	-
Settlement of legal claim (Note 6)	11,597	-
Non-cash transaction costs	6,180	-
Future income taxes (Note 13)	2,389	-
Fair value adjustment to costs of goods sold	4,337	-
Unrealized foreign exchange loss	113	19
	11,697	(660)
Change in non-cash working capital (Note 14)	(73,262)	(177)
Cash used in operating activities	(61,565)	(837)

Investing activities
Acquisition of San Dimas (Note 4)	(216,000)	-
Expenditures on mining interests (Note 9)	(11,150)	(115)
Cash used in investing activities	(227,150)	(115)

Financing activities
Proceeds on VAT loan (Note 11)	70,000	-
Proceeds of public offering (Note 12 (c))	292,070	1,776
Share issuance costs	(17,079)	(161)
Proceeds on exercise of warrants and options	915	14
Cash provided by financing activities	345,906	1,629

Effect of foreign exchange rate changes on cash	89	131

Increase in cash	57,280	808
Cash, beginning of year	1,018	210
Cash, end of year	58,298	1,018

Supplemental cash flow information (Note 14)

See accompanying notes to the consolidated financial statements.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”), formerly Mala Noche Resources Corp., was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia B.C.

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reporting segment.

On August 6, 2010, the Company completed the acquisition of the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico (Note 4) (the “Acquisition”). Prior to August 6, 2010, the Company held an option to acquire up to a 70% interest in the Ventanas property, which has been on care and maintenance since November 2008.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reflect the following significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances have been eliminated. The Company’s significant subsidiaries are: Primero Empressa Minera, S.A. de C.V., which owns the San Dimas mine, Primero Compania Minera S.A. de C.V., Primero Servicios Mineros, S.A. de C.V., Silver Trading (Barbados) Ltd. and Primero Mining Luxembourg S.a.r.l.

(b) Change in functional and reporting currency

Effective August 6, 2010, the Company determined that its functional currency had changed from the Canadian dollar to the United States dollar as a result of the acquisition of an operating mine (San Dimas - see Note 4); this changed the nature of the business as all sales and a significant portion of the expenses and activities now occur in United States dollars.

Concurrent with the change in functional currency, the Company adopted the U.S. dollar as its reporting currency. In accordance with Canadian GAAP, the comparative financial statements for all prior periods presented have been translated into U.S. dollars using the current rate method. Under this method, the statements of operations and comprehensive loss and cash flows for each quarter have been translated into the reporting currency using the average exchange rates prevailing during each period, and all assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of the various transactions.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

2.	Significant accounting policies (continued)

	(b)	Change in functional and reporting currency (continued)

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies (and not measured at fair value) are translated using the rates of exchange at the transaction dates. Non-monetary assets denominated in foreign currencies that are measured at fair value, are translated using the rate of exchange at the dates those fair values are determined and statement of operations items denominated in foreign currencies are translated using the average monthly exchange rates. Foreign exchange gains and losses are included in the determination of earnings.

	(c)	Measurement uncertainties

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Significant estimates used in the preparation of these financial statements include, but are not limited to:

		(i)	the recoverability of accounts receivable;

		(ii)	the quantities of material in circuit and the recoverable gold in this material, used in determining the estimated net realizable value of inventories;

		(iii)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

		(iv)	the recoverable tonnes of ore from the mine and related depreciation and depletion of mining interests;

(v)

the proven and probable mineral reserves and resources associated with the mining property, the expected economic life of the mining property, the future operating results and net cash flows from the mining property and the recoverability of the mining property;

		(vi)	the useful lives and related depreciation of buildings, plant and equipment;

		(vii)	the expected costs of reclamation and closure cost obligations;

		(viii)	the assumptions used in accounting for stock based compensation expense;

		(ix)	the provision for income and mining taxes including expected periods of reversals of timing differences and composition of future income and mining tax assets and liabilities; and

		(x)	the fair values of assets and liabilities acquired in business combinations.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

2.	Significant accounting policies (continued)

	(d)	Business combinations

Upon acquisition of a subsidiary, the acquisition method is used, whereby the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the date of acquisition; and (ii) the fair value of the consideration transferred to the vendor. Those mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in management’s opinion, values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as purchased goodwill. This goodwill is not amortized, and is reviewed for impairment annually or when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to the acquisition of a subsidiary are expensed as incurred. Costs associated with the raising of equity have been debited to the relevant account within equity.

	(e)	Revenue recognition

Revenue is derived from the sale of gold and silver and is measured at fair value. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

		(i)	the significant risks and rewards of ownership have been transferred to the buyer;

		(ii)	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

		(iii)	the amount of revenue can be measured reliably;

		(iv)	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability is reasonably assured; and

		(v)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is recorded at the time of physical delivery and transfer of title. Sales prices are fixed at the delivery date based on the terms of the contract or at spot prices.

	(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less. There were no cash equivalents at December 31, 2010 (2009 - $Nil).

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

2.	Significant accounting policies (continued)

	(g)	Inventories

Finished goods, work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods (gold and by-products in doré). Production costs are capitalized and included in the work-in- process inventory based on the current mining cost incurred up to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and removed at the average production cost per recoverable ounce of gold or silver. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

	(h)	Mining interests

Mining interests include mining and exploration properties and related plant and equipment.

(i) Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

(ii) Exploration and evaluation expenditure on exploration properties

Exploration and evaluation expenditures are capitalized until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

General and administration expenditures relating to exploration and evaluation expenditure are capitalized where they can be directly attributed to the site undergoing exploration and evaluation.

Capitalization of costs ceases when the related mining property has reached operating levels intended by management. Once the property is brought into production, the deferred costs are transferred to property, plant and equipment and are amortized on a unit-of-production basis.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination or asset acquisition.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

2.	Significant accounting policies (continued)

	(h)	Mining interests (continued)

		(ii)	Exploration and evaluation expenditure on exploration properties (continued)

The Company reviews and evaluates its exploration properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property based on the difference between the carrying value and the value and the fair value of the property.

		(iii)	Mining properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalized on the balance sheet as incurred.

Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunnelling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining areas. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas, where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

Depletion of mining properties and amortization of pre-production and development costs are calculated and recorded on the units-of-production basis over the mine’s estimated and economically proven and probable reserves and the portion of mineralization expected to be classified as reserves.

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

2.	Significant accounting policies (continued)

	(h)	Mining interests (continued)

		(iv)	Borrowing costs

Interest on borrowings directly relating to the financing of qualifying capital projects under construction is added to the capitalized cost of those projects during the construction phase, until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations in the period in which they are incurred.

		(v)	Major maintenance and repairs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

		(vi)	Depreciation and depletion

Depreciation is provided so as to write off the cost less estimated residual values of plant and equipment on the following bases:

Mine production assets are depleted using a unit-of-production basis over the mine’s estimated and economically proven and probable reserves and the portion of mineralization expected to be classified as reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate part. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect the unit-of-production calculations are accounted for prospectively.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

2.	Significant accounting policies (continued)

	(h)	Mining interests (continued)

		(vi)	Depreciation and depletion (continued)

The expected useful lives are as follows:

Mineral rights and exploration, evaluation and development expenditures of mineral assets and other mining assets are based on estimated life of reserves and a portion of resources on a unit-of-production basis.

Buildings, plant and equipment	8 years - life of mine
Furniture and office equipment	10 years
Vehicles	4 years
Computer equipment	3 years

(vii)	Disposal

Upon disposition, an item of mineral interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations.

(i)	Asset retirement obligations

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using a credit adjusted risk free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

(j)	Leases

The Company holds leases for office space and equipment.

Assets held under capital leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized on the balance sheet at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

2.	Significant accounting policies (continued)

	(j)	Leases (continued)

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations on a straight-line basis over the lease term.

	(k)	Income taxes

The Company accounts for income taxes under the asset and liability method of accounting. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of tax losses carried forward that are more likely than not to be realized. Future income tax assets and liabilities are measured using the substantively enacted rate that is expected to be effective when realized or settled. The net change in recorded future income tax assets and liabilities is recognized in operations in the period in which the change occurs, including any change in the applicable future tax rates.

	(l)	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period. For the year ended December 31, 2010, all outstanding stock options and warrants were anti-dilutive.

	(m)	Stock-based compensation

(i) Equity-settled awards

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to contributed surplus ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

2.	Significant accounting policies (continued)

	(m)	Stock-based compensation (continued)

(ii) Cash-settled awards (phantom share unit plan)

For cash-settled awards, the intrinsic value is re-calculated at each balance sheet date until the awards are settled. During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the balance sheet date multiplied by the intrinsic value of the awards at that date. After vesting, the full intrinsic value of the unsettled awards at each balance sheet date is recognized as a liability. Movements in value are recognized in the statement of operations.

	(n)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those classified as held-for-trading, are measured at amortized cost. Transaction costs in respect of financial assets and liabilities which are held-for-trading are recognized in profit or loss immediately. Transaction costs in respect of other financial instruments are included in the initial measurement of the financial instrument.

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, the convertible note, the promissory note and the value added tax (“VAT”) loan, are classified as other financial liabilities, which are measured at amortized cost. The Company has no derivative financial instruments.

3.	Changes in accounting policies and future accounting policies

	(a)	Changes in accounting policies

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, Business Combinations (“Section 1582”), 1601, Consolidated Financial Statements (“Section 1601”), and 1602, Non-Controlling Interests (“Section 1602”), which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 and Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011 with early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company has adopted these sections effective January 1, 2010. The adoption of 1582 had an impact on the accounting for the acquisition of the San Dimas mine, as the consideration was determined at the closing of the acquisition and transaction costs of $10.3 million were expensed.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

3.	Changes in accounting policies and future accounting policies (continued)

(b) Future accounting policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

4.	Acquisition of San Dimas Mine

On August 6, 2010, the Company obtained control of the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico.

In 2004, DMSL’s parent company entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The two silver purchase agreements were amended when the Company acquired the San Dimas Mine. Currently, for the first four years after the acquisition, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices. The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price, has been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine.

The Company computes income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices. Silver Trading currently incurs losses since it purchases silver at market prices and sells silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there is no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company records income taxes based on sales at market prices.

The acquisition of the San Dimas Mine has been accounted for as a business combination using the acquisition method, with Primero as the acquirer.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

4.	Acquisition of San Dimas Mine (continued)

The fair value of the consideration transferred to acquire the San Dimas Mine was as follows:

$

Cash	219,928
Common shares (31,151,200 shares at share price on date of acquisition of Cdn$5.25)	159,194
Convertible note (Note 11)	60,000
Promissory note (Note 11)	50,000
489,122

Due to the recent timing of the acquisition, the fair value assigned to the identifiable assets and liabilities is preliminary and may be revised by the Company as additional information becomes available. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired by the second quarter of 2011, which could result in material differences from the preliminary values presented in these financial statements. The preliminary fair value of the assets and liabilities acquired has been adjusted since the third quarter of 2010 to take into account a working capital adjustment in favour of DMSL of $3.9 million as well as other adjustments to the fair values assigned to the assets and liabilities acquired. The preliminary assignment of fair values at December 31, 2010 is as follows:

$

Receivables	2,063
Prepaid expenses	1,223
Inventories	14,861
Plant and equipment	106,400
Mining properties, land and buildings	376,665
Future Income tax asset	8,944
Accounts payable and accrued liabilities	(11,514)
Asset retirement obligation	(9,520)
489,122

The contractual amounts of accounts receivable purchased was $2,063. All of the acquisition date contractual cash flows with regards to accounts receivable are expected to be recovered.

All of the Company’s revenue and substantially all of the net income is resulting from the newly acquired San Dimas operations.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

5.	Revenue

Revenue is comprised of the following sales:

	2010	2009
	$	$

Gold	52,018	-
Silver (Note 4)	8,260	-
	60,278	-

6.	Operating and general and administration expenses

General and administration expenses are comprised of the following:

	2010	2009
	$	$

Transaction costs for the acquisition of the San Dimas Mine	10,310	-
Legal settlement (i)	12,483	-
Stock-based compensation (ii)	7,486	71
Other general and administration expenditures	4,250	651
	34,529	722

(i)

On June 18, 2010, a company with which Primero had a director in common, Alamos Gold Inc. (“Alamos”), alleged that, in respect of Primero’s acquisition of the San Dimas Mine, the director in common breached a fiduciary duty owed to Alamos and that Primero participated in and facilitated that breach. While the Company denied liability for the claim, it reached a settlement with Alamos under which, in full settlement of the alleged claim and without admitting liability, the Company agreed to pay Cdn$13.0 million to Alamos payable as to Cdn$1.0 million in cash and Cdn$12.0 million in post-consolidation common shares and warrants issued at the same price as the subscription receipts (see Note 12 (c)). Payment of the settlement amount was conditional upon closing of the acquisition. On August 11, 2010, the Company paid the cash and issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos to settle the claim.

(ii)	An additional amount of $1,839 stock-based compensation is included in operating expenses for the year ended December 31, 2010 (2009 - $Nil).

7.	Receivables

Included within accounts receivable is an amount of $80.6 million receivable from the Mexican government relating to the recovery of VAT paid upon the acquisition of the San Dimas Mine. The Company borrowed $70 million to pay the VAT and any amounts refunded by the Mexican government must be paid to the lender (Note 11). All receivables are considered recoverable within 12 months of the reporting date.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

8.	Inventories

	2010	2009
	$	$

Supplies	2,835	-
Finished goods	776	-
Work-in-progress	1,263	-
	4,874	-

The total amount of inventory expensed during the year was $35.7 million.

Included in operating expenses for the year ended December 31, 2010 is an amount of $4,337 which represents the fair value portion of inventory which was acquired from DMSL as part of the acquisition of the San Dimas Mine (Note 4). This amount is the incremental amount recorded upon acquisition above and beyond the Company’s ongoing accounting policy of recording inventory at the lower of cost and net realizable value. All such inventory had been sold by December 31, 2010.

9.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining		Plant,	Construction
	properties	Land and	equipment	in	Computer
	and leases	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$
Cost

At January 1, 2009	1,103	-	190	-	-	1,293
Additions	115	-	-	-	-	115
Translation (Note 2 (b))	199	-	32	-	-	231
At December 31, 2009	1,417	-	222	-	-	1,639
Acquired through business combinations	376,665	46,599	45,222	14,159	420	483,065
Additions	4,171	-	4,533	2,546	372	11,622
Reclassifications and
Adjustments	2,077	-	-	(2,077)	-	-
At December 31, 2010	384,330	46,599	49,977	14,628	792	496,326

Depreciation
and depletion

At January 1, 2009	-	-	12	-	-	12
Depreciation and depletion charged for the period	-	-	37	-	-	37
At December 31, 2009	-	-	49	-	-	49
Depreciation and depletion charged for the period	7,824	710	1,898	-	68	10,500
At December 31, 2010	7,824	710	1,947	-	68	10,549

Net book value

At December 31, 2009	1,417	-	173	-	-	1,590
At December 31, 2010	376,506	45,889	48,030	14,628	724	485,777

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

9.	Mining interests (continued)

Included within the mining properties additions balance are $284 of capitalized borrowing costs and $188 of additions to the asset retirement obligation.

The depreciation and depletion balance includes $9,661 which has been charged to cost of goods sold, $202 relating to accretion of the asset retirement obligation also charged to cost of goods sold, and $637 which has been included within the inventory balance.

All property of the Company acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement, the convertible note and promissory note entered into upon the acquisition of the San Dimas Mine (Notes 4 and 11).

10.	Asset retirement obligation

The asset retirement obligation consists of reclamation and closure costs for the San Dimas Mine. The undiscounted cash flow amount of the obligation was $17,064 at the reporting date and the present value of obligations is estimated at $9,775, calculated using a discount rate of 6% and reflecting payments assumed at the end of the mine life, which for the purpose of this calculation, management has assumed is in 20 years.

2010
$

Reclamation and closure cost obligations - December 31, 2009 and 2008	-
Reclamation and closure cost obligations acquired in the Acquisition (Note 4)	9,520
Additions to obligation	188
Accretion expense and reclamation expenditures	67
Long-term reclamation and closure cost obligations - December 31, 2010	9,775

11.	Current and long-term debt

(a)

	2010	2009
	$	$

Convertible debt (i)	58,998	-
Promissory note (ii)	50,000	-
VAT loan (iii)	70,000	-
	178,998	-
Less: Current portion of debt	(75,000)	-
	103,998	-

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

11.	Current and long-term debt (continued)

	(a)	(continued)

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments to DMSL:

(i)

A convertible note for $60 million with an annual interest rate of 3%. The convertible note may be converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by DMSL at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the agreement, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the note (“Initial Maturity Date”), the convertible note will be repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero serves notice to convert (“Debtor Conversion Notice”), DMSL has the right to extend the Initial Maturity Date until the second anniversary of the note (the “Second Maturity Date”). If DMSL elects to extend the maturity date, the Company may (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

Issuers of convertible notes that may be settled in cash are required to account separately for the liability and equity components of the note. The debt portion of the convertible note was determined by discounting the future anticipated cash flows falling due under the terms of the note using the Company’s borrowing rate for non- convertible debt of 6%. The equity portion represents the difference between the proceeds received of $60 million and the amount allocated to the debt portion and was $1,675 upon issuance of the debt. The carrying value of the debt is accreted to its face value through periodic charges to interest expense over the initial one-year term of the debt.

(ii)

A promissory note for $50 million with an annual interest rate of 6%. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

On August 6, 2010, the Company borrowed $70 million from The Bank of Nova Scotia under a non-revolving term credit facility to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax, which the Company expects to fully recover within 12 months (Note 7). The credit facility bears interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment, and it is repayable from the proceeds of VAT refunded by the Mexican government, with the balance of principal due on August 6, 2011. Goldcorp Inc. has guaranteed repayment of the credit facility.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

11.	Current and long-term debt (continued)

	(a)	(continued)

Pursuant to the terms of the promissory note and the convertible debt, the Company is required to maintain the following financial covenants:

Tangible net worth as at the end of each fiscal quarter of at least $400 million, and

Commencing on the quarter ending September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means shareholders’ equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

	(b)	Interest expense

Interest expense for the period was comprised of the following:

	2010	2009
	$	$

Interest and accretion on convertible note	1,401	-
Interest on promissory note	1,208	-
Interest and fees on VAT loan	803	-
Capitalization of borrowing costs	(284)	-
Other	211	-
	3,339	-

12.	Share capital

(a)

On June 28, 2010, shareholders approved a share consolidation of 20 to one effective immediately before the completion of the acquisition of the San Dimas Mine. The shares of the Company began trading on a consolidated basis on August 6, 2010. All references to common shares, stock options, phantom share units, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

	(b)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

12.	Share capital (continued)

	(c)	Common shares issuance

(i)

On July 20, 2010, the Company issued 50,000,000 subscription receipts at a price of Cdn$6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $292 million (Cdn$300 million), which were received on August 6, 2010. Share issuance costs of $17.1 million were incurred as part of the offering and have been recorded as a reduction in the balance of common shares and warrants on a relative fair value basis. Each Subscription Receipt comprised one common share and 0.4 of a common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 441,767 Subscription Receipts. The subscription receipts were converted to post-consolidation shares and common share purchase warrants on August 6, 2010.

The brokers received 489,210 broker warrants in connection with the offering. Each broker warrant is exercisable to purchase one common share at a price of Cdn$6.00 per share until February 6, 2012. The fair value of the brokers’ warrants was allocated to share issue costs.

		(ii)	On August 6, 2010, the Company issued 31,151,200 common shares to DMSL as part of the consideration for the acquisition of the San Dimas Mine (Note 4).

(iii)

On August 11, 2010, the Company issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos to settle a claim (Note 6). Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

(iv)

On August 26, 2010, the Company issued 1,209,373 common shares as consideration for advisory services relating to the acquisition of the San Dimas Mine (determined as the amount owing for advisory services divided by the share price prevailing on the date of the invoice).

		(v)	During the year ended December 31, 2010, the Company issued 416,018 common shares upon the exercise of common share purchase warrants.

(vi)

On July 2, 2009, the Company closed a brokered private placement of 1,500,000 units at a price of Cdn$1.20 per unit for gross proceeds of $1,551 (Cdn$1,800). Each unit comprised one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$2.00 per share until July 2, 2011. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 140,000 units.

The broker received 150,000 warrants. Each broker warrant is exercisable to purchase one common share of the Company at a price of Cdn$1.60 per share until July 2, 2011. The fair value of the broker warrants was allocated to share issue costs.

(vii)

On January 15, 2009, the Company closed a private placement of 184,625 common shares at a price of Cdn$2.00 per share for gross proceeds of $295 (Cdn$369). Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 107,125 common shares.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

12.	Share capital (continued)

	(d)	Stock options

As at December 31, 2010, the following stock options were outstanding and exercisable:

		Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

February 27, 2013	3,750	3.00	2.2	3,750	3.00	2.2
July 29, 2013	160,000	4.20	2.6	160,000	4.20	2.6
July 9, 2014	35,000	2.70	3.5	35,000	2.70	3.5
July 9, 2019	275,000	2.70	8.5	192,500	2.70	8.5
August 6, 2015	4,659,490	6.00	4.6	1,553,163	6.00	4.6
August 25, 2015	2,595,000	5.26	4.6	865,000	5.26	4.6
November 12, 2015	380,000	6.43	4.9	126,668	6.43	4.9
	8,108,240	5.62	4.7	2,936,081	5.44	4.8

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Outstanding at January 1, 2009	217,500	4.00
Granted	45,000	2.70
Forfeited	(22,500)	4.20
Exercised	(21,250)	3.00
Outstanding and exercisable at December 31, 2009	218,750	3.80
Granted	7,909,490	5.66
Exercised	(20,000)	3.45
Outstanding at December 31, 2010	8,108,240	5.62

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

12.	Share capital (continued)

	(d)	Stock options (continued)

On May 29, 2010, the Board of Directors approved amendments to the Amended Plan in order to make the plan consistent with the share incentive policies of the Toronto Stock Exchange (“TSX”). These amendments, which are reflected in a further amended and restated option plan (the “Rolling Plan”) became effective on August 19, 2010, when the Company’s common shares commenced to be listed on the TSX. Under the Rolling Plan, the number of common shares that may be issued on the exercise of options granted under the plan equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). Typically, vested options granted under the Rolling Plan will expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately.

The fair value of the options granted in 2010 and 2009 was calculated using the Black- Scholes option pricing model with the following assumptions:

		Expected
	Number of	life of options	Exercise	Risk free	Dividend		Black-Scholes
Issue date	options	(years)	price	interest rate	yield	Volatility	value assigned
			Cdn$	%	%	%	Cdn$

November 12, 2010	380,000	3	6.43	1.75	0	49	1.91
August 25, 2010	2,595,000	3	5.26	1.53	0	56	2.03
August 6, 2010	4,659,490	3	6.00	1.65	0	57	1.80
June 28, 2010 (i)	275,000	6	2.70	2.55	0	75	5.78
July 9, 2009	45,000	5	2.70	2.42	0	85	1.83

The weighted average grant date fair value of options granted during the year was $2.02.

(i)

These options were awarded on July 9, 2009, however, they could not be exercised until shareholders approved amendments to the stock option plan on June 28, 2010. In accordance with Canadian GAAP these options were deemed granted on June 28, 2010.

(e)	Warrants

As at December 31, 2010, the following share purchase warrants were outstanding:

		Exercise
Amount	Note	price	Expiry date
		Cdn$

100,833	(i)	1.60	July 2, 2011
397,879		2.00	July 2, 2011
476,980	(i)	6.00	February 6, 2012
20,800,000		8.00	July 20, 2015
21,775,692		7.82

(i)	Brokers’ warrants

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

12.	Share capital (continued)

	(e)	Warrants (continued)

The following is a continuity schedule of the warrants outstanding for the period:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding at January 1, 2009	10,000	3.00
Granted	900,000	1.93
Exercised	(7,500)	2.00
Outstanding and exercisable at December 31, 2009	902,500	1.94
Granted	21,289,210	7.95
Exercised	(416,018)	2.09
Outstanding and exercisable at December 31, 2010	21,775,692	7.82

Where warrants are issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants is based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model.

For the purpose of the Black-Scholes option pricing model for the 2010 and 2009 warrants the assumed dividend yield was Nil. Other conditions and assumptions were as follows:

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	warrants	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

July 20, 2010	20,000,000	5.0	8.00	2.3	54	1.86
August 6, 2010 (ii)	489,210	1.5	6.00	1.4	49	1.02
August 11, 2010	800,000	5.0	8.00	2.0	54	1.93
July 2, 2009	150,000	2.0	1.60	1.2	97	2.88
July 2, 2009	750,000	2.0	2.00	1.2	97	2.70

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the warrant.

(ii)	Warrants issued to brokers in 2010 with fair value of $494.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

12.	Share capital (continued)

	(f)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”). The PSUP is cash-settled and all units vest on the third anniversary of the grant date; each unit expires on December 31 in the year in which the unit vests. The exercise price of each unit is $Nil.

1,860,678 units were granted under the PSUP on August 6, 2010 and have been measured at the reporting date using the intrinsic value. The total amount recognized in the statement of operations during the year ended December 31, 2010 in relation to the PSUP was $1,155 (2009 - $Nil). None of these cash-settled options were vested at December 31, 2010, but all remain outstanding.

	(g)	Escrow agreements

As at January 1, 2010, an aggregate of 308,635 common shares were held in escrow. All of these shares were released from escrow on August 20, 2010 when the Company’s shares were listed on the TSX.

DMSL has agreed that, up to August 6, 2013, it will not sell any common shares of the Company that result in it owning less than 31,151,200 common shares.

13.	Income taxes

	(a)	A reconciliation of income taxes at the statutory rate to the actual income tax provision is as follows:

	2010	2009
	$	$

Loss before income taxes	23,453	783
Canadian federal and provincial income tax rate	28.50%	30.00%

Expected income tax recovery	6,684	235
Increase (decrease) attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	1,297	-
Stock based compensation	(2,677)	-
Non-deductible settlement cost	(3,558)	-
Non-deductible expenditures	(933)	(31)
Impacts of foreign exchange	836	-
Withholding taxes on intercompany interest	(1,300)	-
Tax losses not recognized	(11,383)	(204)
Income tax expense	(11,034)	-

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

13.	Income taxes (continued)

	(b)	Future income taxes

The significant components of the Company’s future tax assets and liabilities are as follows:

	2010	2009
	$	$

Non-capital losses and other future deductions	17,314	320
Mineral property, plant and equipment	8,039	-
Asset retirement obligation	(2,920)	-
Future income tax assets	22,433	320
Valuation allowance	(16,780)	(320)
Net future income tax asset	5,653	-
Other	902	-
Net future income tax asset	6,555	-

The Company’s unused tax losses expire in 2019.

14.	Supplementary cash flow information

(a)	Net changes in non-cash working capital comprise the following:

	2010	2009
	$	$

Receivables	(95,259)	(71)
Prepaid expenses	(3,908)	(26)
Inventories	6,490	-
Accounts payable and accrued liabilities	19,415	(80)
	(73,262)	(177)

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

14.	Supplementary cash flow information (continued)

(b)	Non-cash transactions:

	2010	2009
	$	$

Shares issued on the acquisition of San Dimas	159,194	-
Convertible note issued to DMSL (Note 11)	60,000	-
Promissory note issued to DMSL (Note 11)	50,000	-
Warrants issued to brokers	494	372

(c)	Operating activities include the following cash payments:

	2010	2009
	$	$

Interest paid	453	-
Income taxes paid	2,692	-
	3,145	-

15.	Capital management

The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties and fund potential acquisitions and future production in the San Dimas mine.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents. In order to maximize its funding available for operations, as well as exploration and development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 11).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

16.	Related party transactions

The Company issued a promissory note and a convertible note to DMSL as part of the acquisition of San Dimas (Note 11); at this point in time, DMSL was not considered a related party of the Company. DMSL is now considered a related party by virtue of its ownership of approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes however, no interest was paid during the period.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

16.	Related party transactions (continued)

An amount of $1,458 was paid to DMSL during the period under a transition services agreement between the Company and DMSL. Also, an amount of $3.9 million is included within accounts payable and accrued liabilities which is payable to DMSL with respect to the working capital adjustment (Note 4). These amounts are considered to be at fair value.

17.	Financial instruments

The Company’s financial instruments at December 31, 2010 and 2009 consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, the convertible note and promissory note.

At December 31, 2010, the carrying amounts of receivables, accounts payable and accrued liabilities and the VAT loan are considered to be reasonable approximation of their fair values due to their short- term nature.

The fair value of the convertible note liability was determined using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value. The fair value of the phantom share plan liability was calculated based on the intrinsic value of the units at the reporting date.

Fair value measurements of financial assets and liabilities recognized in the balance sheet

Canadian GAAP requires that financial instruments are assigned to a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

At December 31, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 2 or 3 in the fair value hierarchy above. Cash and cash equivalents are classified as Level 1 in the hierarchy above.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2010 or 2009.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

17.	Financial instruments (continued)

Financial instrument risk exposure

The following describes the types of risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a) Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. Those with whom trade receivables balances are held, previously transacted with the former owners of the mine, and the history of default was minimal, as such, the credit risk associated with trade receivables at December 31, 2010 is considered to be negligible. The $80.6 million VAT receivable is due from the Government of Mexico and is considered to be fully recoverable.

The Company’s maximum exposure to credit risk at December 31, 2010 and 2009 is as follows:

	2010	2009
	$	$

Cash	58,298	1,018
Receivables	97,481	158

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is developing a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

17.	Financial instruments (continued)

	(b)	Liquidity risk (continued)

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2010:

	Within		Over
	1 year	2-5 years	5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	37,358	-	-	37,358
Convertible debt and interest	1,800	61,800	-	63,600
Promissory note and interest	5,000	58,208	-	63,208
VAT loan and interest	71,540	-	-	71,540
Minimum rental and operating lease payments	1,507	1,154	-	2,661
Reclamation and closure cost obligations	-	-	17,064	17,064
Commitment to purchase plant and equipment	1,733	-	-	1,733
	118,938	121,162	17,064	257,164

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables. In 2011, the Company expects to recover its $80.6 million VAT receivable, which it will use to repay the $71.5 million VAT loan and accrued interest.

The total lease expense during the year ended December 31, 2010 was $109 (2009 - $Nil).

(c)	Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by DMSL is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

17.	Financial instruments (continued)

	(c)	Market risk (continued)

		(i)	Currency risk (continued)

During the year ended December 31, 2010, the Company recognized a loss of $113 on foreign exchange (2009 - loss of $19). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $2.5 million increase or decrease in the Company’s after-tax net earnings (loss); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $1.8 million increase or decrease in the Company’s after-tax net earnings (loss).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

		(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

		(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. The Company may enter into derivative financial instruments to manage its exposure to commodity price risk, however, at this time, the Company has elected not to do so.

PRIMERO MINING CORP.
(formerly Mala Noche Resources Corp.)
Notes to the consolidated financial statements
December 31, 2010 and 2009
(Amounts in thousands of United States dollars unless otherwise stated)

18.	Commitments and contingencies

A listing of contractual commitments and their maturities is shown in Note 17 (b).

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Two of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos. With respect to one of the properties, the local Ejido is seeking title to the property. The initial proceeding was brought without the knowledge of DMSL, and resulted in an initial order in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other property, the local Ejido is seeking early termination of a temporary occupancy permit. If these legal proceedings are not successfully defended, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties.

PRIMERO MINING CORP.
MINERAL RESERVES AND RESOURCES
AT DECEMBER 31, 2010

PRIMERO MINING CORP. MINERAL RESERVES

Proven and Probable Mineral Reserves - San Dimas
	Metric			Total Contained
(as at December 31, 2010)	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
Proven and Probable Reserves
Tayoltita	517,955	293	3.07	4,871,424	51,197
El Cristo	10,120	206	3.67	67,129	1,194
Tayoltita (Alto Arana)	20,140	286	2.27	185,051	1,467
Santa Rita	496,262	297	2.09	4,740,356	33,352
Block Central	2,617,961	369	6.01	31,019,910	505,834
San Vicente	39,932	218	4.60	279,935	5,902
Sinaloa Graben	50,784	484	5.43	789,492	8,865
Total Proven and Probable Reserves	3,753,153	348	5.04	41,953,296	607,812

Probable Reserves by Diamond Drilling
Tayoltita	767,125	285	2.83	7,020,137	69,854
El Cristo	103,737	268	3.98	894,383	13,282
Tayoltita (Alto Arana)	32,934	207	3.95	218,691	4,179
Santa Rita	359,126	325	2.84	3,752,276	32,817
Block Central	703,461	295	5.35	6,665,473	120,954
San Vicente	3,304	208	2.50	22,093	266
Sinaloa Graben	158,213	459	7.26	2,335,956	36,928
Total Probable Reserves by Diamond Drilling	2,127,899	306	4.07	20,909,010	278,278

GRAND TOTAL Proven and Probable Reserves	5,881,052	332	4.69	62,862,306	886,090

Notes to Reserve Statement

1.	Reserves were estimated by Primero and audited by WGM as of December 31, 2010.
2.	Cut-off grade based on total operating cost for Tayoltita, Santa Rita and Block Central (US$99.84/t).
3.	All reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.
4.	The tonnage factor is 2.7 tonnes per cubic metre.
5.	Cut-off values are calculated at a silver price of US$15.00 per troy ounce and US$950 per troy ounce for gold.
6.	Rounding of figures may alter the sum of individual column.
7.	Exchange rate, pesos/US$ is 13.00 pesos/U$1.00.

PRIMERO MINING CORP. MINERAL RESOURCES

Inferred Mineral Resources - San Dimas (exclusive of Reserves)
	Metric			Total Contained
(as at December 31, 2010)	Tonnes	g Ag/t	g Au/t	(oz Ag)	(oz Au)
San Dimas	16,852,000	330	3.67	178,795,000	1,988,000

Notes to Resource Statement

1.	Resources were estimated by Primero and audited by WGM as of December 31, 2010.
2.	Cut-off values are calculated at a silver price of US$17.00 per troy ounce and US$1,100 per troy ounce for gold.
3.	Rounding of figures may alter the sum of individual column.
4.	Exchange rate, pesos/US$ is 13.00 pesos/U$1.00.

CORPORATE AND SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR	SHARES LISTED	CORPORATE OFFICES

Computershare Trust Company	Toronto Stock Exchange	Vancouver
of Canada	TSX:P	One Bentall Centre
100 University Avenue	TSX:P.WT – warrants (exp. 07/20/15)	Suite 1640
9th Floor, North Tower		505 Burrard Street, Box 24
Toronto, ON M5J 2Y1		Vancouver, BC V7X 1M6
T: 514 982 7555	SHARES ISSUED	Canada
TF: 1 800 564 6253		T: 604 669 0040
www.computershare.com	At December 31, 2010	F: 604 669 0014
E: service@computershare.com	Total issued and outstanding: 88 million	TF: 1877 619 3160
Fully diluted: 117 million
Toronto
AUDITORS		Richmond Adelaide Centre
	COMPANY FILINGS	120 Adelaide Street West
Ernst & Young LLP		Suite 1202
	www.sedar.com	Toronto, ON M5H 1T1
Canada
LEGAL COUNSEL		T: 416 814 3160
	TRADING PRICE	F: 416 814 3170
McMillan LLP		TF: 1877 619 3160
Royal Centre	12 month trading range
1055 W. Georgia Street, Suite 1500	January 2010 to December 2010
PO Box 11117	TSX: CAD$2.50 to C$8.50	OPERATIONS OFFICES
Vancouver, BC V6E 4N7
Mexico City
	ANNUAL MEETING	Arquimedes 33, 2nd Floor
Colonia Polanco
	Tuesday, May 17th, 2011	11560 Mexico, D. F.
	McMillan LLP Offices	Mexico
	Royal Centre	T: +52 55 52 80 6083
1055 W. Georgia Street, Suite 1500
PO Box 11117
	Vancouver, BC V6E 4N7	INVESTOR INQUIRIES

Tamara Brown
Vice President, Investor Relations
T: 416 814 3168
F: 416 814 3170
E: info@primeromining.com

WEBSITE

www.primeromining.com

Location Photography: David Chavolla/Diseña Taller Creativo
Design: Tara Pain Rowlands Design
Typesetting & Pre-Press Production: Mary Acsai
Printing: Merrill Corporation Canada
Printed in Canada

DIRECTORS AND OFFICERS

DIRECTORS	Eduardo Luna[1]	OFFICERS
Wade Nesmith	Executive Vice President & President,	Wade Nesmith
Executive Chairman	Mexico, Primero Mining Corp.	Executive Chairman
Vancouver, British Columbia	Mexico City, Mexico
Joseph F. Conway
Joseph F. Conway[1]	Robert A. Quartermain[2,3]	President & Chief Executive Officer
President & Chief Executive Officer,	President & Chief Executive Officer,
Primero Mining Corp.	Pretivm Resources	David Blaiklock
Toronto, Ontario	Vancouver, British Columbia	Chief Financial Officer

David Demers[2,3,4]	Michael Riley[5]	Eduardo Luna
Chief Executive Officer,	Corporate Director	Executive Vice President & President,
Westport Innovations Inc.	Vancouver, British Columbia	Mexico
Vancouver, British Columbia
	BOARD COMMITTEES	David Sandison
Grant Edey [3,5]		Vice President, Corporate Development
Corporate Director	1 Member of the Health, Safety and
Oakville, Ontario	Environment Committee	Tamara Brown
	2 Member of the Human Resources and	Vice President, Investor Relations
Rohan Hazelton[1,5]	Compensation Committee
Vice President Finance, Goldcorp Inc.	3 Member of the Governance and	Stephen Wortley
Vancouver, British Columbia	Nominating Committee	Corporate Secretary
4 Lead Director
Timo Jauristo[2]	5 Member of the Audit Committee
ExecutiveVice President Corporate
Development, Goldcorp Inc.
Vancouver, British Columbia

Primero Directors from left to right, back to front: Timo Jauristo, Wade Nesmith, Michael Riley, David Demers, Robert Quartermain, Eduardo Luna, Grant Edey, Joseph Conway (absent: Rohan Hazelton)

CAPITALIZING
ON UNREALIZED
POTENTIAL

www.primeromining.com